OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Savvy Technology Solutions LLC

100 Congress AVE STE 2000
Austin, TX 78701

www.savvytech.us



10000 units of Class A Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 500,000* Class A Membership Units ($500,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 Class A Membership Units ($10,000)

Company	Savvy Technology Solutions LLC
Corporate Address	100 Congress AVE STE 2000, Austin Texas 78701 USA
Description of Business	Savvy Technology Solutions provides IT services to Texas State agencies, for-profit, and non-profit organizations. The Company's core product, Good Citizen Network (GCN), https://goodcitizen.network, is first-of-its-kind market network for altruism, is the future of this 8+ year old IT company.
Type of Security Offered	Class A Membership Units (the "Securities)
Purchase Price of Security Offered	$1 USD per Unit
Minimum Investment Amount (per investor)	$300

Investment Bonuses

- If you invest **$1,000-$1999** you will receive **5%** additional bonus shares. For example, if you buy 1,000 shares, you would receive additional 50 shares.

- If you invest **$2000+** you will receive a **10%** additional bonus shares. For example, if you buy 2,000 shares, you will receive additional 200.

The 10% Bonus for StartEngine Shareholders

Savvy Technology Solutions LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class A Membership Units at $1.00 / share, you will receive 10 Class A Membership bonus units, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

COMPANY OVERVIEW

Savvy Technology Solutions (www.savvytech.us) was founded in July 2010 with its headquarters in Austin TX. The company provides IT services to Texas State agencies, for-profit, and non-profit organizations, with a focus on IT application development, deployment, maintenance, and support. The key differentiator is its cutting-edge technologies run by a business savvy management team. It has a solid track record with 25 customers and has its own proprietary web-based applications. Currently the company holds three master contracts with Texas Information Resources, a state agency, which enables it to do business with 150+ state agencies and other local government entities. Recently, the company was awarded a contract to provide blockchain development work for Texas state agencies.

The company started its blockchain digital ledger journey in late 2017. It has three provisional patents associated with blockchain technology. The company has a strong US and worldwide development team to develop a market network using Web 3.0 technology - The Next 10 Years Will Be About "Market Networks" (source: https://www.nfx.com/post/10-years-about-market-networks).

Good Citizen Network (GCN), first-of-its-kind market network for altruism, is the future of this 8+ year old IT company. We will leap forward with this global scale market network project. Join us to make a more compassionate world and own a part of this revolutionary company.

The company started its blockchain digital ledger journey in late 2017. It has three provisional patents associated with blockchain technology. The company has a strong US and worldwide development team to develop a **market network** using Web 3.0 technology - The Next 10 Years Will Be About "Market Networks" (source: https://www.nfx.com/post/10-years-about-market-networks).

The Company, in this Offering, is issuing Class A Stock to raise funds through Regulation Crowdfunding for marketing and enhancement of its GoodCitizen Network project (—GCN), www.goodcitizen.network.

The managers of the Company are Katherine Chen and Benjamin Chen (the—Managers). The Managers are the only Directors on the Board of Directors of the Operating Company (in such role, the —Operating Company Directors). The Operating Company Directors are be responsible for, among other things, acquiring users, developing distributions channels, contracting with GCN stakeholders, development, and, generally, the management ,administration and operation of the Operating Company. Holders of Class A Stock will be entitled to receive a portion of the revenue stream generated from the operations of the Operating Company pro rata with holders of Class A limited liability company membership units (the —Class A Units) (holders of Class A Units are referred to herein as the—Class A Members, the —Company Members), although no such distributions can be guaranteed. We intend to use distributed ledger technology to track the ownership and distribution of these revenues.

Description of the Project of the company (https://www.goodcitizen.network):

The Company wholly-owns Good Citizen Network Corporation, a Texas corporation (the—Operating Company). The Operating Company intends to develop and market a Market Social Network (the —Good Citizen Network or —GCN) that empowers and connects nonprofits, for-profits, volunteers, donors, mentors, sponsors, and those in need in modern, fun, and engaging ways that stimulate altruism, maintain engagement, recognize participants, and inspire others to share their time, talent, and treasure. There are seven critical components that underscore GCN and its positioning in today's market:

- Recognition Component: With GCN, individuals and organizations can recognize and award participation through thank-you notes and transfers of Good Citizen Medallions, which will be redeemable for future rewards.
- Volunteer Component: Finding the right fit and maintaining the volunteer-charity relationship is crucial to a non-profit's success and a volunteer's engagement. With GCN, posting, matching, finding, and communicating about volunteer events has never been easier, or more fun.
- Donation Component: With one-click donation and micro-donation features, GCN helps organizations acquire more donations for funds and goods faster than

ever.

- Given Back Event Component: Organizations have the ability to show their give back (Time and Talent) by organizing events designed to its community.
- Positive News Feed component: GCN allows members to publish news articles in order to share positive happenings and achievements in the charity community, recognize organization or individual accomplishments, and boost community awareness for causes they care about.
- Communication component: GCN's on-platform messaging system makes it simple for organizations to maintain connections with their volunteer base.
- Mobile Curated Discovery/Match/Swipe Compnent: Matched good-deeds opportunities/articles/free events are pushed to individual's mobile account, through swiping, individuals swipe to respond.

BUSINESS STRATEGY FOR the Project of the company (GCN) :

GCN is a —Tech for Good social network with a mission of building an open,community-driven, first-of-its-kind altruistic market social platform that enables positive connections and interactions between charities, volunteers, donors, and sponsors in a novel way, encouraging participation, inspiring generosity, recognizing good deeds, building social connections, and recognizing participants for their hard work.

Through the GCN platform, charities and non profit organizations may gain wider exposure to a larger pool of volunteers and donors who are encouraging each other to help.

Volunteers/donors will be able to easily find and sign up for opportunities, see where their friends are helping, and get recognized for their good deeds in our recognition marketplace. Sponsors / for profit organizations who donate goods and services to our recognition marketplace will receive positive exposure and name recognition in charity and philanthropy circles, in addition to assurance that their donations are helping to recognize hard- working volunteers.

The Company has built social good into GCN's DNA. GCN is all about trust, openness,and doing good for society. We will never use GCN to mine user's data, sell information, or allow negative or divisive ads on our site. Instead, we're passionate about encouraging and celebrating the good in the world. The goal of GCN is simple: transform the conversation and dynamics in the digital world to create a truly global, connected, and inspirational market network of good citizens and organizations

The Company plans to monetize GCN in three primary methods: (i) premium organizational GCN account subscriptions (Individual accounts for users on GCN will be free) and (ii) transaction-based fees for cash donations through GCN and (iii) corporate sponsorship. However, organizations that subscribe to GCN will be granted access to a variety of services which will allow them to easily access GCN users to solicit volunteer and donor participation. GCN will also enable member organizations to socialize volunteer donation opportunities amongst GCN users and process their donations. GCN will also be a platform to showcase member organizations' social responsibility initiatives and free given back events.

Customer Base FOR the Project of the company(GCN):

We are practical in design, yet ambitious in outreach.

Total Available Market (TAM): In US alone, there were 160 million donors and 62.6 million volunteers in 2017. In US alone, there are 1.8 million non-profit organizations and over 4 million for-profit organizations. Combined with individuals and organizations, we have over 165 millions of individuals and organizations members to be GCN individual users or organizational users.

Total Service Obtainable Market (SOM): Same as TAM

Competition

None.

Good Citizen Network is a First-of-its-kind integrated market network to connect non profit organizations and communities with kind people who want to give their time, talent and treasure. The current problem for most (if not all) non profit organizations and communities is that it's hard to reach out to, recruit, and communicate with existing or future volunteers and donors. Individuals, in particular, young generations, have difficulty finding the for-good opportunities which fit their interests and available time. So we have a disconnect here.

This is where Good Citizen Network can help, by bridging the demand and supply of altruism.A few players address the volunteer market, a few players address the money donations market, fewer players address donation of goods, however there are none out there that address all of them in a single integrated platform.Organizations can use our platform to make users aware of their initiatives and manage their engagements with volunteers and donors. On top of which, we are uniquely pushing matching opportunities to users so that they can swipe to act. (just like dating app, tinder or bumble) Our messaging/chat capability ensures instant connections between demand and supply which produce exponential results.

We are well positioned as the only provider of a global connected "do good, inspire others" market network for altruism

Liabilities and Litigation

None.

The team

Officers and directors

Wenkai (Katherine) Chen	Manager and CEO (July 2010 - Present)
Benjamin Chen	Manager and CTO (January 2018 - Present)
Mike Minuto	COO (April 2018- Present)

Wenkai (Katherine) Chen
Ms. Wenkai (Katherine) Chen is the Founder of the Company and currently serves as a Manager and CEO. She is a technology enthusiast with strong business acumen after working in the IT domain for more than 23 years. Ms. Chen has led the development, deployment and maintenance of multimillion dollar enterprise IT applications, demonstrating her impeccable execution skills and proven track record. As a seasoned and successful social entrepreneur, she founded the Company in 2010 to provide business solutions to public and non-profit sectors.

Benjamin Chen
Mr. Benjamin Chen currently serves as a Manager and CTO. He is a serious entrepreneur and gifted technologist. He started programming when he was 13 years old and began deriving income from his created program. Soon after, Mr. Chen started his own business which he has operated for the past five years. He is currently studying computer science at the University of Texas at Austin. Mr. Chen previously worked as a full-stack developer and data scientist at IBM and is extensively experienced in providing technical leadership to various project teams.

Mike Minuto
Mr. Michael Minuto currently serves as the COO. Mr. Minuto is responsible for daily company operations, leading product definition, research and development, assisting with business model development and expansion, and assisting to plan and drive the go-to-market strategy. Mike has worked in a variety of software leadership and development roles over the past 28 years, driving many successful consumer product, mobile, web software development, and IT production support and operations projects with large corporations such as IBM, Motorola, National Instruments, and Charles Schwab. From Sep 2016 – Apr 2018 he served as Managing Director and Development Tools Leader at Charles Schwab. Prior to that, he was Senior Software Group Manager at National Instruments from Jan 2011 – Sep 2016.

Number of Employees: 12

Related party transactions

None.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investments in startups including the Company involve a high degree of risk.** Financial and operating risks confronting startups are significant. The startup market in which the Company competes is highly competitive, and the percentage of companies that survive and prosper is very small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

- **The Company may be forced to cease operations or take actions that result in an event of dissolution.** It is possible that, due to any number of reasons, including, but not limited to, the inability by the Company to establish the Good Citizen Network, the legal and regulatory environment for Blockchain and digital assets exchanged on distributed ledgers, the failure of commercial relationships, or intellectual property ownership challenges or legal proceedings, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

- **No portion of the Offering has been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.** No governmental agency has reviewed or passed upon this Offering, the Company, or the Class A Units. Investors in the Company, therefore, will not receive any of the benefits that registration under federal or state securities laws would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

- **The Company has the right to extend the Offering deadline.** The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Class A Membership Units will be issued and distributed to you.

- **We may not successfully market and enhance the Good Citizen Network, and Investors may not receive any returns.** We may not successfully market the Good Citizen Network, and Investors may not receive any returns. We recently completed the GCN 2.0 and subsequently released it to the public. We will require significant capital funding, expertise of management and time and effort in order to successfully market and further enhance GCN with additional features and functions. The Company may have to make changes to the specifications of GCN for any number of legitimate reasons or the Company may be unable to develop GCN in a way that realizes those specifications or any form of a functioning network. GCN, if successfully developed and maintained, may not meet investor expectations. Furthermore, despite good faith efforts to develop and market GCN and subsequently to develop, market and maintain GCN, it is still possible that GCN will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact GCN. The Company will use the proceeds of this Offering to make significant investments to market and continue to develop a viable network and subsequently to build a fulsome network upon which users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop and market GCN. While the Company will seek to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to further develop, maintain and market GCN.

- **GCN may not be widely adopted and may have limited users.** GCN may not be widely adopted and may have limited users. It is possible that GCN will not be used by a large number of individuals and organizations or that there will be limited public interest in the creation and development of distributed ecosystems (such as GCN) more generally. Such a lack of use or interest could negatively impact the development of GCN and therefore the value of the Class A Units.

- **The Good Citizen Network may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches. If GCN's security is compromised or if GCN is subjected to attacks that frustrate or thwart our users' ability to access GCN or GCN products and services, users may cut back on or stop using GCN altogether.** The structural foundation of GCN, the software applications, platform and other interfaces or applications built upon GCN are still in an early development stage and are unproven, and GCN may not be fully secure, which may result in an unwillingness of users to access, adopt and utilize GCN. Further, GCN may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or GCN. For example, if GCN is subject to unknown and known security attacks, this may materially and adversely affect GCN. In any such event, if GCN is not widely adopted, Investors may lose all of their investment.

- **We have a limited operating history.** The Company was formed as a limited lability company on July 20, 2010 and has a limited operating history. While the Company has no material debts, we currently have nominal assets and intend to expand our operations utilizing proceeds from this Offering. We are subject to all of the business risks and uncertainties associated with any new business; including the risk that we will not achieve our investment objectives and that the value of an Investor's investment could decline substantially or be lost completely. Our ability to expand operations and achieve profitability in this business will depend upon many factors, including, without limitation, our ability to execute our growth strategy and technology development, obtain sufficient capital, develop relationships with third party partners, adapt to fluctuations in the economy and modify our strategy based on the degree and nature of competition. Our operations may never be profitable and we may not be able to generate sufficient revenue from operations to pay operating expenses and meet our obligations as a going concern. See "ANNEX 2— FINANCIAL INFORMATION."

- **Certain conflicts of interest exist between us, the Operating Company, the Company Related Parties and Class A Members.** Conflicts of interest between the Company, the Operating Company, the Company Related Parties and Class A Members may occur from time to time. It is anticipated that the Company will fully capitalize the Operating Company and decisions regarding the terms and conditions of such capitalization and the subsequent management of the Operating Company will be made in sole and absolute discretion of the managers of the Company (the "Managers"). Company Related Parties, including the Managers, may be employed independently of the Company and may engage in other activities, some of which may compete directly or indirectly with the Operating Company. The Managers will have conflicts of interest in allocating management time, services and functions between the Company, the Operating Company and other current and future activities. The Company believes it will have sufficient staff, consultants and independent contractors to adequately perform its duties. Investors in this Offering will not have any interest in any future entities or business ventures formed or developed by any of the Company Related Parties, outside of the Company. Any conflict of interest may result in the rights of the Company not being adequately protected to the detriment of Investors in this Offering. None of the agreements or arrangements between the Company and the Operating Company or the Company Related Parties, is or will be the result of arm's length negotiations. Additionally, Company Related Parties may invest in other business ventures, and as investors, they may be engaged in, and may continue to engage in, investments in other business ventures including, but not limited to, ventures in blockchain based and other software technologies. Efforts by those parties to maximize the value of such other business interests could conflict with the interests of the Company.

- **Our inability to respond to changing technologies and issues presented by new technologies could harm our business.** The blockchain industry is subject to rapid technological developments and changes. If we rely on products and technologies that cease to be attractive to users, or if we are unable to respond appropriately to changing technologies and changes in product function and quality, we may not be successful in capturing or retaining significant market share. In addition, any new technologies we utilize may not perform as expected or as desired, in which event our adoption of such products or technologies may harm our business.

- **Our success depends on the efforts, experience and abilities of our management team.** All of our administrative functions and day to day operations will be performed by the Managers, officers of the Company, and by industry professionals and experts recruited by our management team. Our success will depend in part upon the Company's ability to attract, motivate and retain a sufficient number of qualified management, sales, marketing, operations and technical personnel, and to retain the Managers and officers of the Company. The loss of any of these individuals would be difficult to overcome. The loss of the services of one or more of the Managers, especially the Chief Executive Officer or the Chief Technology Officer, or any one of the officers of the Company could adversely affect operating results.

- **You will have limited ability to sue the Company or its related parties for violations of the Company Agreement.** The Company Agreement will provide that none of the Company Related Parties, including the Managers, will be deemed to violate such agreement or be liable, responsible or accountable in damages or otherwise to any Investor or the Company for any action, failure to act or errors in judgment, unless it is established that such violation or liability is attributable to such person's fraud, gross negligence, willful misconduct, violation of the securities laws of any applicable jurisdiction (which violation had, or is reasonably likely to have, a material adverse effect on the Company's business or affairs), conviction of a felony involving bribery, fraud, embezzlement, misappropriation of funds or similar felony.

- **The Company may amend the Company Agreement, including in ways detrimental to you, without your consent or approval.** From and after the issuance of the Class A Units in this Offering, the Company may amend the Company Agreement without the approval of any Investors. Certain amendments to the Company Agreement may not be beneficial to Investors.

- **Managers and officers are entitled to certain protections from the Company.** The Company will indemnify the Managers and officers of the Company, as well as certain persons serving in certain other capacities at the request of Company management (each, an "Indemnitee"), against penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by such Indemnitee in connection with the proceeding. While the Company may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit our Company's ability to obtain or continue to maintain such insurance coverage at a reasonable cost. See "OWNERSHIP AND CAPITAL STRUCTURE— INDEMNIFICATION AND EXCULPATION."

- **Our operations will only be monitored by legal counsel on an as needed basis.** The representation of the Company by legal counsel is limited to the specific matters as to which it has been retained and consulted by such persons. Other matters may exist that could have a bearing on the Company and its investments, the Company and/or its respective affiliates as to which legal counsel has been neither retained nor consulted. Legal counsel does not undertake to monitor compliance by the Company or its affiliates with applicable laws, unless in each case legal counsel has been specifically retained to do so. Legal counsel does not investigate or verify the accuracy or completeness of information set forth in this Form C concerning the Company, or any of its respective affiliates, personnel or investments. Legal counsel is not providing any advice, opinion, representation, warranty or other assurance of any kind as to any matter to any prospective Investor of the Company.

- **Our focus on altruism and putting our members first may conflict with the short term interests of our business.** We operate our business altruistically and make decisions that put the interests of our members first. We believe our focus on altruism is essential to our success in increasing our member growth rate and engagement, creating value for our members, and serving the best long term interests of the Company and Company Members. Our altruistic approach and philosophy of putting our members first may conflict with the short term interests of our business. We may forego certain expansion or short term revenue opportunities that are not in the best interest of our members or in conflict with our altruistic approach, even if our decision negatively impacts our operating results in the short term. Our decisions may not result in the long term benefits that we expect, in which case our member engagement, business and operating results could be harmed.

- **We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure our platform is accessible within an acceptable load time. Additionally, natural disasters or other catastrophic occurrences beyond our control could interfere with access to our services.** A key element to our continued growth is the ability of our members and users (whom we define as anyone who visits one of our websites through a computer or application on a mobile device, regardless of whether or not they are a member) in all geographies to access our websites and services within acceptable load times. We may experience service disruptions, outages, and other performance problems that may impact website performance. These problems may be due to a number of factors, including infrastructure changes, human or software errors, denial of service or fraud or security attacks, and capacity constraints due to an overwhelming number of users accessing our services simultaneously. In some instances, we may not be able to identify the cause or causes of these issues within an acceptable time period. As our member base expands, it may become increasingly difficult to maintain and improve our website performance, specifically during peak usage times. If our website is unavailable when members or users attempt to access it or it does not load as quickly as they expect, they may reduce or discontinue use of our website. This may negatively impact our ability to attract new members and increase engagement of our members and users. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features on our platform. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed. We plan to implement a disaster recovery program that will allow us to move production traffic to a backup data center in the event of a catastrophe. Currently, the majority of our traffic is handled among multiple data centers in parallel, allowing us to move traffic immediately and, in the event of a problem, recover in a short period of time. However, some of our services still operate solely in a primary data center, and in the event of a disaster, would shut down during the transition to a backup data center. If we are not able to effectively move traffic in a timely manner in the event of a catastrophe, our business and operating results may be harmed. Our systems are also vulnerable to damage or interruption from catastrophic occurrences, including earthquakes, floods, fires, power loss, telecommunication failures, and/or terrorist attacks. Despite our best efforts, the occurrence of a natural disaster or other unanticipated problem at any of our data centers could result in lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to the growth of our business that may result from interruptions in our service as a result of system failures.

- **If our security measures are compromised, or if our platform is subject to attacks that diminish or deny our members or customers access to our platform, or if our member data is compromised, members and customers may decrease or discontinue use of our platform.** Our platform requires the collection, processing, storage, sharing, disclosure and usage of members' information and communications, some of which may be private. We also work with third party vendors to process credit card payments for donations made through our platform and such payments are subject payment card association operating rules. Our business is vulnerable to software bugs, computer viruses, break ins, phishing attacks, employee errors or malfeasance, attempts to overload our servers with denial of service or other attacks and similar disruptions from unauthorized use of our computer systems, which may lead to interruptions, delays, or website shutdown, causing loss of critical or unauthorized disclosure or use of personally identifiable or confidential information. If our systems are compromised, it may result in issues with the platform's availability or overall performance, or the actual or perceived loss or unauthorized disclosure or use of confidential information, including credit card information. As a result, our members or customers may be harmed and choose to decrease or discontinue their usage of our platform, including mobile application related services, causing both reputational and financial harm to our business. Our business may be subject to regulatory investigations or litigation resulting from a security breach or related issue and be liable to third parties for these types of breaches. Preventing such litigation and regulatory investigations are likely to require additional management resources and expenditures. It's possible that the security measures we implement may fail to adequately protect confidential information or we may unknowingly fail to comply with applicable credit card association operating rules, making us liable to both our members and customers for their losses. As such, we could be subject to fines and higher transaction fees or face regulatory action, and our members and customers could discontinue use of our platform, any of which could harm our business and financial results.

- **If our members' personal information is outdated, inaccurate or lacks the information that users and customers want to see, we may not be able to realize the full potential of our member network, which could adversely impact our business.** If our members do not update their information or provide accurate and complete information when they join GCN, the value of our network may be negatively impacted because our data will be inaccurate and incomplete, eroding our value as a social network dedicated to providing a platform for volunteers, communities, donors, and sponsors to engage with one another regarding their volunteer efforts. For example, customers may not find or misidentify members interested in particular volunteering opportunities, negatively impacting our customer's confidence in our ability to provide a robust platform connecting them with volunteers. Similarly, incomplete or outdated member information may impact our ability to match members with volunteer opportunities for which they are interested. Our goal is to provide features and services that demonstrate the value of our network to our members and motivate them to keep their profile updated with accurate information. If we fail to successfully motivate our members to keep their profiles current and accurate, our business and operating results could be adversely affected.

- **If we are unable to effectively operate on mobile devices, our business could be adversely affected.** The number of people who access online services through mobile devices, such as smart phones, handheld tablets and mobile telephones continues to increase at a rapid pace. If we develop mobile applications that do not adequately meet the needs of both prospective and current members, they may decrease or discontinue use of our platform. We are dependent on the interoperability of our platform with mobile operating systems, networks and standards that we do not control. Any changes to such systems and terms of service that may diminish our platform's functionality may give a competitive advantage to other applications and adversely affect traffic and harm our business. We may not be successful in maintaining and developing relationships with key participants in the mobile industry or in developing platforms that operate effectively with these technologies, systems, networks, or standards. Each manufacturer or distributor may establish unique technical standards for its devices, and our platform and services may not work, or be easily accessible or viewable on these devices as a result. Some manufacturers may also elect not to include our platform on their devices, or we may have difficulty preparing or loading our platform in app stores. As new devices and platforms are continually being released, it is difficult to predict the challenges we may encounter in developing versions of our solutions for use on these alternative devices, and we are devoting significant resources to the support and maintenance of such devices.

- **A majority of our traffic is likely to be driven by a minority of our members, and our business may be adversely impacted if we are unable to attract and retain additional members who actively use our platform.** The number of registered members in our network may be higher than the number of active members because some members may have multiple registrations, registered fictitious or fraudulent accounts, died or became incapacitated. There are inherent challenges in ensuring that the number of registered members presents an accurate reflection of our member network. For example, we do not currently have a reliable system for identifying and counting duplicate or fraudulent accounts, or deceased, incapacitated or other non members so we will rely on estimates and assumptions, which may not be accurate. In addition, our methodology for measuring our membership numbers, and specifically for making estimates regarding non members who should not be included as registered members or inactive members, is likely to change from time to time. We will use what we believe to be reasonable and appropriate methods of measuring the number of registered members, but there are no methodologies available that would provide us with an exact number of non actual member types of accounts. We cannot assure you that our methodologies will be accurate, and it's likely that we will need to continue to adjust them in the future from time to time, which could result in the number of registered members being lower or higher than expected. Further, we expect that a substantial majority of our members will not use our platform on a consistent basis, and a good portion of our desktop and mobile traffic will be generated by a minority of our members. If the number of our actual members does not meet our expectations, if the rate at which we add new members slows or declines, or if we are unable to increase the breadth and frequency of our visiting members, then our business may not grow as fast as we expect.

- **Our platform will utilize and rely on highly technical software that may contain undetected errors that if not resolved, could adversely affect our business.** Our platform and internal systems will rely on software that is highly technical and complex and will depend on our software to store, retrieve, process, and manage large amounts of data. Our software may contain undetected errors, bugs, or vulnerabilities. Some errors in our software may only be discovered after the code has been released for external or internal use. Errors or other design defects within our software may result in a negative experience for our members and customers. We may also rely on third party software that may contain errors or bugs. Any errors, bugs, or defects discovered in our software or third party software we use could result in damage to our reputation, loss of members and customers, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

- **We may collect, process, store, share, disclose and use personal information and other data, which subjects us to governmental regulations and other legal obligations related to privacy and security, and our actual or perceived failure to comply with such obligations could harm our business.** We may collect, process, store, share, disclose and use information from and about our members, customers and users, including personal information and other data, and we may enable our members to passively and proactively share their personal information with each other and with third parties to communicate, and share news and other information into and across our platform. There are various laws both domestically and internationally regarding privacy and security, including laws regarding the collection, processing, storage, sharing, disclosure, use and security of personal information and other data from and about our members and users. The scope of these laws continue to change, are subject to differing interpretations, may be costly to comply with, and may be inconsistent among countries and jurisdictions or conflict with other rules. We strive to comply with applicable laws, policies, legal obligations and certain applicable industry codes of conduct (such as the Digital Advertising Alliance's self regulatory principles for online behavioral advertising) relating to privacy and data protection and we are subject to the terms of our privacy policies and privacy related obligations to third parties. However, any of these obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our current practices. Data privacy and security are active areas and new laws and regulations we anticipate changes in each of these areas. If we fail to comply with our privacy policies, our privacy related obligations to members, customers, or third parties, our disclosure and consent obligations, our privacy or security related legal obligations or our systems are comprised in a way that results in the unauthorized disclosure, transfer or use of personal or other information, which may include personally identifiable information or other member data, we may be subject to governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups or others, which could cause our members and customers to lose trust in us, ultimately having an adverse effect on our business. Additionally, if third parties we work with, such as customers, vendors, or developers, violate applicable laws, our policies or other privacy or security related obligations, such violations may also put our members' and our customer's information at risk and could in turn have an adverse effect on our business. Governmental agencies may also request or take member or customer data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business. In addition, on July 12, 2016, the European Commission issued an adequacy decision on the EU US Privacy Shield Framework ("Privacy Shield"). This new framework replaced the EU US Safe Harbor program and provides a legal mechanism for companies to transfer personal data from the EU to the United States. The Privacy Shield adds significant requirements that can be expensive to implement. In response to these regulatory changes, in some cases, we may have to require some of our vendors who process personal data to take on additional privacy and security obligations, and some may refuse, causing us to incur potential disruption and expense related to our business processes. If our policies and practices, or those of our vendors, are, or are perceived to be, insufficient or if our members and customers have concerns regarding the transfer of data from the EU to the United States, we could be subject to enforcement actions or investigations by individual EU Data Protection Authorities or lawsuits by private parties, member engagement could decline and our business could be negatively impacted.

- **Public scrutiny related to Internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current platform and services to our members and customers, thereby harming our business.** The regulatory framework for privacy and security issues worldwide will continue to evolve as various government and consumer agencies call for new regulation and changes in industry practices. Specifically, practices regarding the registration, collection, processing, storage, sharing, disclosure, use and security of personal and other information by companies offering online services will continue to face increase public scrutiny.

On May 25, 2018, the EU enacted a new General Data Protection Regulation ("GDPR"). GDPR imposes significant compliance burdens for companies with users and operations in the EU and provides for considerable fines of up to 4% of global annual revenues for noncompliance. The EU is also considering an update to the EU's Privacy and Electronic Communications (e Privacy) Directive to, among other things, amend the current directive's rules on the use of cookies. In the United States, the federal government, including the White House, the Federal Trade Commission, the Department of Commerce and Congress, and many state governments are reviewing the need for greater regulation of the collection, processing, storage, sharing, disclosure, use and security of information concerning consumer behavior with respect to online services, including regulations aimed at restricting collection and use of data from mobile devices. This review may result in new laws or the promulgation of new regulations or guidelines. For example, several states have passed laws relating to disclosure of companies' practices with regard to Do Not Track signals from Internet browsers, the ability to delete information of minors, and new data breach notification requirements. Outside the EU and the United States, a number of countries have adopted or are considering privacy laws and regulations that may result in significant greater compliance burdens. In addition, government agencies and regulators have reviewed, are reviewing and will continue to review, the personal data practices of online media companies including our privacy and security policies and practices. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of a number of online social media companies. These reviews may result in changes to our platform and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our platform, our business could be harmed. Our business, including our ability to operate and expand internationally or on new technology platforms, could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our platform, mobile applications, features or our privacy policy. In particular, the success of our business has been, and will continue to be, driven by our ability to responsibly use data about our members and customers. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry standards or practices regarding the storage, use or disclosure of data our members and customers choose to share with us, or regarding the manner in which the express or implied consent of users for such use and disclosure is obtained. Such changes may require us to modify our platform and features, possibly in a material manner, and may limit our ability to develop new platforms or features that make use of the data that we collect about our members.

- **We are subject to a variety of US and foreign laws that are currently unsettled and still developing, which could subject us to claims or otherwise harm our business.** Our business is subject to a variety of laws in the United States and abroad, including laws regarding privacy, data protection, data security, data retention and consumer protection, accessibility, sending electronic messages, and the provision of online payment services, including credit card processing, which are continuously evolving and developing. The scope and interpretation of the laws and other obligations that are or may be applicable to us or certain groups of our members are often uncertain and may be conflicting, particularly laws and other obligations outside the United States. For example, laws related to sending messages through online services are continuing to evolve and are being tested pursuant to actions based on, among other things, invasion of privacy, defamation, spam, and other torts, unfair competition, copyright and trademark infringement, credit reporting and other theories based on the nature and content of the materials and messages sent or provided by others. Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning privacy, spam, data storage, data protection, content regulation, cybersecurity, government access to personal information and other matters that may be applicable to our business. Compliance with these laws may require substantial investment or may provide technical challenges for our business. It is also likely that as our business grows, evolves, and an increasing portion of our business shifts to mobile, and our solutions are used in a greater number of countries and additional groups, we will become subject to laws and regulations in additional jurisdictions. As our platform expands to include more content (possibly from third parties), additional laws and regulations may become applicable to our platform and the services we are offering. In some cases, laws and legal obligations of various jurisdictions may be ambiguous or conflict with our right to display certain content on our platform. Users of our platform and our services could also abuse or misuse our platform in ways that violate laws. It is difficult to predict how existing laws will be applied to our business and the new laws and legal obligations to which we may become subject. If we do not comply with these laws or other legal obligations or if we (or our members or customers) become liable under these laws or legal obligations, or if our services are suspended or blocked, we could be directly harmed, and we may be forced to implement new measures to reduce exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would negatively affect our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

- **We may face competition in the market for volunteer networks from other social networking platforms.** Social networking platforms continue to evolve and we expect the market for volunteers to become more competitive as social networks are created or expanded to target and engage volunteers looking for volunteer opportunities. Larger and more established companies may have more resources, which may enable them to compete with us more effectively. Companies already focused on social networking may choose to focus their efforts on altruism and users of those social networks may choose to use, or increase their use of such networks, which may result in those users decreasing our eliminating their use of GCN. Smaller companies, including application developers, could also launch a social network that offers services that compete with us by creating a more comprehensive or robust platform that appeals to a mass market of volunteers, which could gain market acceptance quickly. However, we believe our focus on altruism is unique and will allow us to stay competitive with those companies who do not have an altruistic approach.

- **If we do not continue to attract new customers, or if existing customers do not renew their premium subscriptions or donors do not use our platform to make donations, we may not achieve our revenue projections, and our operating results would be harmed.** To grow our business, we must continually attract new customers, encourage donations through our platform, and reduce the level of non renewals in our business. Our success depends in large part on our ability to get volunteers and organizations to engage and communicate through GCN on a consistent basis. Customers may decide to terminate or discontinue their agreements with us at any time without causing significant disruptions to their own business. We must demonstrate that the platform and services we offer provide access to an audience of one of the largest and most active group of volunteers on the Internet. However, customers may prefer to use other social networks or more traditional volunteer matching websites for their volunteer needs. Our customer base and our customers' premium subscription renewals may decline or fluctuate because of several factors, including the price of our premium subscriptions and the prices of similar subscriptions offered by our competitors. If we do not attract new customers, our current customers do not renew their premium subscriptions, or donors do not make donations through GCN, our revenue may grow more slowly than expected or decline. Ultimately, attracting new customers and retaining existing customers requires that we continue to provide high quality solutions that our customers value. In particular, our customers will discontinue their premium subscriptions if we fail to effectively connect them with volunteers they seek and our members will stop using the website if we do not find the networking and volunteering opportunities that they value. Therefore, it is important that we continue to demonstrate to our customers that using our platform is the most effective way to maximize their search for volunteers.

- **If we fail to effectively manage our growth, our business and operating results could be harmed.** We are expecting rapid growth in our headcount and operations, which will place significant demands on our management as well as our operational and financial infrastructure. As we continue to grow, it will be important for us to integrate and develop employees while maintaining our corporate culture. We will make significant investments to expand our engineering, research and development, and general administrative organizations as well as our internal operations. To attract top talent, we will utilize a number of strategies, including offering competitive compensation and benefit packages. We may face significant competition for talent from both publicly traded and privately held Internet and high growth companies. Our desire to grow internationally further exacerbates the challenges faced with attracting and retaining top talent. We may not be able to hire employees quickly enough to keep up with our growth. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency, productivity, and business and operating results could suffer. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our services may suffer, which could negatively impact our brand, operating results and overall business. We may make changes to our platform that our members or customers may not like, find useful, or agree with, including discontinuing certain features, charging for certain features, and increasing premium subscription fees. Such changes may cause members and customers to decrease their use of our platform or stop using the platform completely. Any actions taken against our business such as organizing petitions or boycotts focused on our company, our platform or any of our services, filing claims with the government or other regulatory bodies, or filing lawsuits against us may negatively impact our brand further harming our member growth and our brand. An anticipation of the expected growth, we will need to improve our operational, financial and management controls, reporting systems and procedures by, among other things: • improving our information technology infrastructure to maintain the effectiveness of our services; • enhancing information and communication systems to ensure that our employees are well coordinated and have the ability to effectively communicate with each other and our members and customers in other both domestically and internationally; • enhancing our internal controls to ensure timely and accurate reporting of all of our operations; and • appropriately documenting our information technology systems and business processes. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired.

- **We depend on world class talent to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.** Our future success depends on our ability to identify, hire, develop, motivate and retain talented employees. Our success is dependent on contributions from all of our employees, specifically our management team. Key institutional knowledge remains with our long term employees whom we may not be able to retain in the future. Additionally, there may be changes in our management team that could disrupt our business. If our management team fails to work together effectively and execute our plans and strategies on a timely basis, our business could be harmed. Our growth strategy depends on our ability to identify, recruit, train and integrate qualified individuals, which will require time and expenses. Competition for top talent is intense and will require us to invest significant amounts of cash and equity for new and existing employees and we may never see returns on these investments. If we are not able to effectively increase and retain our talent, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

- **We expect to grow our international operations over the next three years which subjects us to increased challenges and risks.** We intend to expand our business internationally in the future by offering our platform and services in different countries and in new languages. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute resolution systems, regulatory systems and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with: • making our platform accessible across a significant distance, in different languages, in competitive market environments and among different cultures, including modifying, or in some cases building entirely new services, solutions and features to ensure that they are culturally relevant in different countries and conforming to local laws and regulations, which may include modifying or blocking content in certain jurisdictions if it is deemed objectionable or unlawful; • increased competition from local volunteer websites and services that provide online volunteer networking solutions that may expand their geographic footprint; • differing and potentially lower levels of member growth and activity in new and nascent geographies; • compliance with applicable foreign laws and regulations, which may change or conflict with each other, require us to take on additional compliance obligations and practices as well as the potential risk of penalties to individual members of management if our practices are deemed to be out of compliance; • longer payment cycles in some countries; • credit risk and higher levels of payment fraud; • laws and regulations that favor local competitors; • legal regimes where the application of laws and regulations is subject to greater uncertainty, as well as higher risk of corruption, fraud and unethical business practices, and compliance with anti bribery laws; • implementing and maintaining effective internal processes and controls; • compliance with various economic and trade sanctions regulations which restrict certain conduct of business; • currency exchange rate fluctuations and controls; • political or social unrest, or, economic instability in some countries; • laws and proposed legislation relating to data localization in various countries, which may restrict our ability to offer our platform in new and existing markets; • double taxation of our non US earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and • higher costs of doing business internationally. If our revenue from our international operations, and particularly from our operations in the countries and regions on which we will focus our spending, do not exceed the expense of establishing and maintaining these operations, our business and operating results will suffer. In addition, as our member base expands internationally, members in certain geographies may have lower levels of activity with our websites and services.

- **Our business depends on our brand, and any failure to maintain, protect and** enhance our brand would hurt our ability to retain or expand our base of members, customers, our ability to increase their level of engagement and our ability to attract and retain high level employees. We have developed a strong and trusted brand that we believe has contributed significantly to the success of our member network and business. Our brand is predicated on the idea that volunteers will find significant value in building and maintaining their identities and sharing their passion to volunteer on our platform. Maintaining and protecting our brand is critical to expanding our member network and customer base. Despite our effort to protect our brand, it's possible that others may misuse our brand, which may harm our reputation and business. If our members and customers choose to use other social networking platforms to engage in volunteer opportunities, it could harm both our reputation and business. In addition, our members and customers could find that our platform and the features we offer are no longer user friendly, negatively impacting their opinion of the services offered by GCN.

- **We may not be able to stop online services from aggregating our data, including data from companies, social networks, or copycat online services that have misused or data in the past or may continue to do so in the future. These activities could harm our brand and our business.** Third parties may access data from our member network through scraping, robots or other means and use or aggregated this data on their own network with other data. Copycat online services may also misappropriate data on our network and attempt to imitate our brand or the functionality of our services, and these services or others could be used to develop a platform to compete with ours. Such tactics could harm our brand and negatively impact our platform, ultimately harming our business. We will employ contractual, technological and/or legal matters to stop unauthorized activities, but these measures may not be successful. Members and customers who do not comply with our terms of service may take advantage of our platform and abuse our services, giving access to unauthorized users. We may not be able detect any or all of these type activities on our platform in a timely manner, and any technological or legal measures taken may be insufficient to stop the intrusive activities. In some cases, particularly in the case of online services operating from outside of the United States, our available legal remedies may not be adequate to protect our business against such activities. Regardless of whether we can successfully enforce our rights against these parties, any measures that we may take could require us to expend significant financial or other resources.

- **If we do not protect or enforce our intellectual property rights, it could harm our business and operating results.** Protection of our trade secrets, copyrights, trademarks, trade dress, databases, domain names and patents is critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to protect our intellectual property rights. In addition, the existing laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. We enter into confidentiality and invention assignment agreements with our employees and contractors, and often enter into confidentiality agreements with parties, with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, in some cases we may make our intellectual property rights available to others under license agreements. However, these contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation of our proprietary information, infringement of our intellectual property rights or deter independent development of similar or competing technologies by others and may not provide an adequate remedy in the event of such misappropriation or infringement. Obtaining and maintaining effective intellectual property rights is expensive, including the costs of defending our rights. Even where we have such rights, they may later be found to be unenforceable or have a limited scope of enforceability. In particular, we believe it is important to maintain, protect and enhance our brands. Accordingly, we will pursue the registration of domain names and our trademarks and service marks. Litigation may be necessary to enforce our intellectual property rights, protect our proprietary rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may also incur significant costs in enforcing our trademarks against those who attempt to imitate our brand and other valuable trademarks and service marks. In addition, may choose to make certain of our technology available under open source licenses that allow others to use the technology without payment to us. While we hope to benefit from these activities by having access to others' useful technology under open source licenses, there is no assurance that we will receive the business benefits we expect. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed, and the valuation of our business could decline.

- **We may be subject to legal proceedings and litigation in the future, including intellectual property and privacy disputes, which are costly to defend and could materially harm our business and operating results.** We may be a party to lawsuits and legal proceedings in the normal course of business. These matters can be expensive and disruptive to normal business operations. In the future, we may face allegations, lawsuits and regulatory inquiries, audits and investigations regarding data privacy, security, labor and employment, consumer protection, the Fair Credit Reporting Act and intellectual property infringement, including claims related to privacy, patents, publicity, trademarks, copyrights and other rights. We may also face allegations or litigation related to our securities issuance or our business practices, including public disclosures about our business. Defending these claims may be significant and result in adverse outcomes, subjecting us to significant settlement costs or judgments, penalties and fines, or require us to modify our platform our features or require us to stop offering certain features, all of which could negatively impact our member network and revenue growth. Additionally, we are subject to periodic audits, which would likely increase our regulatory compliance costs, and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time consuming and diverts management's attention from our business. In addition, we use open source software in our solutions and plan to continue to use open source software in the future. The terms of many open source licenses have not been interpreted by United States or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. We may face claims from others claiming ownership of open source software or patents related to that software or breach of open source license terms, including a demand for release of material portions of our source code or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, which could be costly to defend, require us to purchase a costly license, require us to establish additional specific open source compliance procedures, or require us to devote additional research and development resources to remove open source elements from or otherwise change our solutions, any of which would have a negative effect on our business and operating results. In addition, if we were to combine our own software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of some software that would be valuable to keep as a trade secret and/or not make available for use by others which would have a material adverse effect on our business, results of operations or financial condition. The results of regulatory proceedings, litigation, claims and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are not resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or, resolve them, could harm our business, our operating results, our reputation or the valuation of our business.

- **Because we expect to recognize most of our revenue from premium subscriptions and transaction fees from donations made through GCN, a significant downturn in these businesses may not be immediately reflected in our operating results.** A significant portion of the revenue we will recognize over a given 12 month period will be from our premium subscriptions and transaction fees from donations made through GCN. As a result, a significant portion of the revenue we will report each quarter will be generated from premium subscriptions and transaction fees from donations made during previous quarters. A decline in new or renewed premium subscriptions or donations made may not significantly impact our revenue in the current quarter but will negatively affect our revenue in the following quarters. Because we may not be able to adjust our fixed costs in response to reduced revenue, the effect of significant declines in premium subscriptions and donations made may not be properly reflected in our short term results of operations.

- **Companies or professional organizations, including governmental agencies, may restrict access to our services, which could lead to the loss or slowing of growth**

in our member base or the level of member engagement. Our platform depends on the ability of our members to access the Internet and our services. Companies or professional organizations, including governmental agencies, could block or restrict access to our online services, website or the Internet generally for a number of reasons such as security or confidentiality concerns or regulatory reasons. Given our focus on altruism, good citizenship, and corporate social responsibility, we do not anticipate companies, professional organizations, or governmental agencies blocking or restricting access to our platform. In some cases, certain governments may seek to restrict the Internet or our service providers' websites, services and solutions and the performance of our websites, services and solutions could be suspended, blocked (in whole or part) or otherwise adversely impacted in these jurisdictions. Any restrictions on the use of our services by our members and users could lead to the loss or slowing of growth in our member base or the level of member engagement.

- **Modification of Internet search engines and declining search result rankings could harm our member and non member engagement on our platform.** We depend in part on various Internet search engines to direct a significant amount of traffic to our website. We also depend on providers of mobile application store fronts to permit users to access and download our mobile applications that enable our platform. Our ability to maintain the number of visitors directed to our website and users of our platform is not entirely within our control. Traditional volunteer websites may have search engine optimization efforts more successful than ours that may result in their websites receiving a higher search result page ranking, or Internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. In addition, search engine companies may modify their search algorithm in ways that are unfavorable to our website. These modifications may slow the growth of our member network, decreasing premium subscriptions and donations made through our platform. Any reduction in the number of users directed to our websites would harm our business and operating results.

- **Our business depends on continued and unimpeded access to the Internet and mobile networks by us and our members on personal computers and mobile devices. If government regulations relating to the Internet or mobile networks or other areas of our business change, if Internet access providers are able to block, degrade, or charge for access to certain of our products and services, or if third parties disrupt access to the Internet, we could incur additional expenses and the loss of members and customers.** Access to our platform and services depends on the ability of our members and customers to access our platform through their personal computers and mobile devices. Such access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government owned service providers, any of whom could take actions that degrade, disrupt, or increase the cost of user access to our platform or services, which would, in turn, negatively impact our business. In addition, Internet or network access could be disrupted by other third parties. Further, the adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet and mobile networks, including laws limiting Internet neutrality, could decrease the demand for our premium subscription service or the usage of our platform, increasing our cost to do business.

- **Our growth depends in part on the success of our strategic relationships with third parties.** We may continue to depend on relationships with various third parties to grow our business. Identifying, negotiating and maintaining relationships with third parties requires significant time and resources, as does integrating third party content and technology. Our agreements with technology and content providers and similar third parties are typically non exclusive and do not prohibit them from working with our competitors or from offering competing services. In some cases, in particular, with respect to content providers, these relationships are undocumented, or, if there are agreements in place, they may be easily terminable. Our competitors may be effective in providing incentives to these parties to favor their solutions or may prevent us from developing strategic relationships with these parties. These third parties may decide that working with us is not in their interest. In addition, third parties may not perform as expected under our agreements with them, and we may have disagreements or disputes with these parties in the future, which could negatively affect our brand and reputation. It is also possible that these third parties may not be able to devote the resources we expect to the relationship or they may terminate their relationships with us. Further, as users increasingly access our services through mobile devices, we are becoming more dependent on the distribution of our mobile applications through third parties, and we may not be able to access their application program interfaces or be able to distribute our applications or provide ease of integration. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our business could be impaired, and our operating results could suffer. Even if we are successful, these relationships may not result in improved operating results.

- **We may experience currency exchange rates in the future, and the results of our operations, which are reported in US dollars, could be adversely affected.** Once we expand our operations internationally, we will become exposed to the effects of fluctuations in currency exchange rates. We will accept donations from customers in currencies other than the US dollar. Since we will conduct business in currencies other than US dollars but will report our financial results in US dollars, we will face exposure to fluctuations in currency exchange rates. Consequently, exchange rate fluctuations between the US dollar and other currencies could have a material impact on our profitability, and because we recognize revenue over time, exchange rate fluctuations at one point in time may have a negative impact in future quarters. Although we may hedge a portion of our foreign currency exposure, significant fluctuations in exchange rates between the US dollar and foreign currencies could adversely affect our net income (loss). Additionally, any hedging programs would rely on our ability to forecast accurately and could expose us to additional risks that could adversely affect our financial condition and results of operations.

- **We may not be able to acquire additional capital to support business growth, on acceptable terms, if at all.** We intend to make investments to support our business growth and may require additional capital to respond to business challenges, including the need to develop new features on our platform, enhance our existing services, or improve our operating infrastructure. Accordingly, we may engage in equity or debt financings to secure additional capital. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

- **There are substantial risks associated with the federal income tax aspects of an investment in the Class A Units.** There are substantial risks associated with the federal income tax aspects of an investment in the Class A Units. The Internal Revenue Service (the "IRS") has continued to examine numerous tax issues that could affect the Company. Moreover, the income tax consequences of an investment in the Company are complex, and recent tax legislation has made substantial revisions to the Internal Revenue Code of 1986, as amended from time to time (the "Code"). Many of these changes affect the tax benefits generally associated with an investment in a Company. The following paragraphs summarize some of the tax risks to Investors. Because the tax aspects of this Offering are complex and certain of the tax consequences may differ depending on individual tax circumstances, you should consult with and rely on your own tax advisor with respect to this Offering's tax aspects and your individual situation. No representation or warranty of any kind is made with respect to the acceptance by the IRS of the treatment of any item by the Company or any Company Member. Prospective Investors should read the following discussion of tax risks together with the section below, captioned "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS", which includes a general discussion of the federal income tax consequences associated with an investment in Class A Units, including other tax risks. This Memorandum does not discuss the consequences and risks of applicable state or local tax laws. For advice on applicable state or local tax laws, prospective Investors should seek the advice of a competent tax advisor.

- **Tax Classification of the Company.** The Company intends to be treated as a partnership for federal income tax purposes. The Company has not and does not intend to request a ruling from the IRS that the Company will be treated as a partnership, and not as a corporation, for income tax purposes. Without such a ruling, there can be no assurance that the Company will be treated as a partnership. If the Company were to be treated as a corporation for tax purposes, the tax benefits associated with an investment in a partnership, if any, would not be available. The Company would, among other things, pay income tax on its earnings in the same manner and at the same rate as a corporation, and losses, if any, would not be deductible by the Company Members. A material risk of IRS treatment of the Company as a corporation may exist even if the Company obtains an opinion of counsel regarding partnership tax status since such an opinion is not binding on the IRS. See "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—PARTNERSHIP STATUS."

- **Risk of Audit.** The Company's federal income information returns may be audited by the IRS. An audit may result in the challenge and disallowance of some of the deductions described in the Company's returns or could challenge the Company's determination as to whether all or any part of the Company's gain or loss is treated as capital gain or loss. No assurance or warranty of any kind can be made with respect to the deductibility of any items in the event of either an audit or any litigation resulting from an audit. If an audit of the Company's returns leads to adjustments, the federal income tax returns of members will be affected and may result in significant interest and penalty payments due to an underpayment of federal income tax by the Company and by Company Members. In addition, an audit of the Company's returns could lead to an audit of a Company Member's individual tax return, which in turn could lead to adjustments other than those relating to the Company Member's investment in the Company. In 2015, Congress passed the Bipartisan Budget Act of 2015, which significantly changed partnership audit procedures for taxable years beginning after December 31, 2017. Under these new rules, an audit adjustment may result in the Company being liable for federal income tax on the audit adjustments at the highest rate of tax in effect for the reviewed year for any understatements of partnership income, including improper allocations of income among the partners. If the Company does pay the tax, the Company Agreement allows the Company to seek indemnification from its current and former Company Members, with respect to their respective portion of the underpayment. Thus, you may have responsibilities to the Company after the time you have disposed of your interest in the Company and, if a former Company Member fails to perform its indemnification obligation, the value of your interest in the Company may be reduced as the Company may have to pay the tax liability which should be the responsibility of a former Company Member. The law may allow the Company in certain circumstances to cause the Federal income tax liability to be pushed out to Company Members. However, there is significant uncertainty with respect to the application of the law and the elections available. The IRS has issued some proposed regulations, but those proposed regulations are subject to change. Thus, uncertainty exists with respect to the potential application of these rules to the Company. Under the changed audit procedures, the audit is generally controlled by the partnership representative (the "Partnership Representative"). Wenkai (Katherine) Chen has been named the Partnership Representative. Under the law, (i) the IRS is not obligated to notify the Company Members of the existence of the audit; (ii) the Company Members have no legal right to participate in any of the audit proceedings and (iii) the Company Members are bound by any agreement made by the Partnership Representative. The fact that partnerships now bear a risk of income tax deficiencies at the entity level has significant implications for persons acquiring or selling (or issuing) interests in the Company. For prospective Investors, the possibility of income tax liability at the Company level resulting from audits of years during which an Investor was not an owner must be taken into account as an additional diligence issue. Prospective Investors are encouraged to consult their own tax advisors about the specific tax consequences to them before investing. See "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—TAX RETURNS."

- **Taxable Income in Excess of Cash Receipts.** It is possible that taxable income resulting from an investment in the Company will exceed the cash distributions attributable thereto. This may occur because funds received by the Company may be taxable income to the Company while the Company may use such funds for nondeductible operating or capital expenses of the Company. Thus, there may be years in which tax liability exceeds the share of cash distributions from the Company, in which case the payment of such taxes, to the extent of the excess, will be an out-of-pocket expense. The same tax consequences may result from the voluntary or involuntary sale or other disposition (including gifts) of Class A Units and may produce ordinary income or capital gain or loss.

- **Possible Disallowance of Various Deductions.** The availability, timing and amount of deductions or allocations of income of the Company will depend not only on general legal principles, but also on various determinations that are subject to potential controversy on factual and other grounds. Such determinations could include, among others, whether fees paid to the Managers or their affiliates are deductible on the ground that such payments are excessive or constitute nondeductible distributions to the Managers or an affiliate or otherwise. Additional issues could arise regarding the allocation of basis to buildings, land, leaseholds and personal property. If the IRS were successful, in whole or in part, in challenging the Company on these issues, the federal income tax benefits of an investment in the Company, if any, could be materially reduced.

- **Allocation of Net Income and Net Losses.** For the allocations of income, gains, deductions, losses and credits under the Company Agreement to be recognized for tax purposes, the allocations must possess substantial economic effect. It is possible that the IRS may claim that such allocations lack substantial economic effect. If any challenge to the allocation of losses to any Company Member were upheld, the tax treatment of the investment for such Company Member could be adversely affected. In addition, under the new partnership audit provisions, an audit may result in a Company level liability for tax and a need for a refund claim filed at the Company Member level. See "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—ALLOCATION OF NET INCOME AND NET LOSS."

- **Potential Limitation of Net Loss.** Prospective Investors should be aware that they will only be able to use Net Loss up to the amount of basis in their Class A Units. In addition, other Code provisions may limit an Investor's ability to deduct certain losses, such as the excess business loss rules, the at-risk rules or the passive activity loss rules.

- **Alternative Minimum Tax.** The alternative minimum tax applies to designated items of tax preference. The limitations on the deduction of passive losses also apply for purposes of computing alternative minimum taxable income. See "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—ALTERNATIVE MINIMUM TAX."

- **There are risks associated with issuance of profits interests.** The Company intends to grant profits interests to certain Company Members, which constitute a right to share in the future growth of the Company and which would not result in taxable income to the recipients upon grant (the "Profits Interests"). The IRS may contend that the intended Profits Interests are treated as capital interests, which would result in taxable income to the recipients at the date of grant and would require the Company to withhold and pay payroll taxes. Thus, the Company may be subject to payroll tax and withholding obligations in connection with the issuance of such interests if re-characterized by the IRS. The discussion of tax aspects in this Offering is based on law presently in effect and certain proposed Treasury Regulations. Nonetheless, you should be aware that new administrative, legislative or judicial action could significantly change the tax aspects of an investment in the Company. Any such change may or may not be retroactive with respect to transactions entered into or contemplated before the effective date of such change and could have a material adverse effect on the Company and the Company Members. Since each taxpayer's facts and circumstances are different, each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

- **Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Our new product could fail to achieve the sales projections we expected.** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Cautionary Statements** The following are cautionary statements made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the "safe harbor" provisions of the Reform Act. The discussions and information in this Memorandum may contain both historical and forward-looking statements. To the extent that the Memorandum contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition and operating results may vary from such forward-looking statements. The differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, intense competition, including entry of new competitors, adverse government regulation, inadequate capital, unexpected costs and operating deficits, lower sales and revenues than forecast, inability to develop or market any commercial products, patent infringement, failure to obtain or enforce patents or other proprietary rights, inability to license the Company's technology, or any other technology, lack of public acceptance of the Company's products or services, failure to obtain customers, the risk of litigation and administrative proceedings involving the Company and its employees, the possible acquisition of new businesses that do not perform as anticipated, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Memorandum or in other reports issued by the Company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Wenkai Chen, 68.0% ownership, Class A Membership Units
- Benjamin Chen, 26.0% ownership, Class A Membership Units

Classes of securities

- Class A Membership Units: 19,000,000

  The Company is a limited liability company organized under the laws of the State of Texas on July 20, 2010. As of the date of this offering, there is only one class of membership interest in the Company outstanding, which are the Class A Membership Units.

Outstanding Voting Interests

All of the issued and outstanding voting interests of the Company are currently owned by the four founding members of the Company (the "Class A Members"). The Class A Members are comprised of the Chief Executive Officer, Katherine Chen; the Chief Technology Officer, Benjamin Chen; the Director, Jim Zdun; and the Chief Operations Officer, Mike Minuto. Other than limited liability company membership units held by the Class A Members (each such membership unit, a "Class A Unit"), the Company has not issued or sold any other securities since inception.

Voting Rights

Each Class A Member is entitled to one vote per Membership Unit owned by the Class A Member on each matter submitted to a vote at a Member meeting. A Class A Member may vote either in person or by proxy executed in writing by the

Class A Member or by the Class A Member's authorized attorney-in-fact. No proxy will be valid after eleven (11) months from the date it is executed unless otherwise provided in the proxy. Each proxy is revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. For the avoidance of doubt, an Assignee shall not be entitled to vote.

Distribution Rights

A. Distributions of Company property, including Available Cash, may be made in Management's sole discretion following a determination by the Manager that the Company has cash on hand that exceeds the anticipated needs of the Company.

B. Until approved in accordance with Section 5.03 of the Company's Amended and Restated Operating Agreement, attached hereto as Exhibit F (the "**Operating Agreement**"), distributions of profits, losses, or return of capital may be withheld to accomplish the Company's business purposes as may be established from time to time.

C. Subject to Section 5.03 of the Operating Agreement, Available Cash resulting from the normal business operations of the Company will be distributed among the Members pro rata in accordance with their respective Percentage Interests.

Right to Receive Liquidation Distributions

All distributions in kind to the Members will be subject to each distributee's liability for costs, expenses, and liabilities incurred or committed to before the termination date. Those costs, expenses, and liabilities will be allocated to the distributee in accordance with this Section 12.02 of the Operating Agreement. Distribution of cash and/or property to a Member in accordance with this Section 12.02 of the Operating Agreement constitutes a complete return to the Member of his or her Capital Contributions. Additionally, it constitutes a complete distribution to the Member of his or her Membership Interest and all the Company's property. It also constitutes a compromise to which all Members have consented within the meaning of Section 101.154 of the BOC. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

- Class B Membership Units: 0

Voting Rights

Each Class A Member is entitled to one vote per Membership Unit owned by the Class A Member on each matter submitted to a vote at a Member meeting. A Class A Member may vote either in person or by proxy executed in writing by the Class A Member or by the Class A Member's authorized attorney-in-fact. No proxy will be valid after eleven (11) months from the date it is executed unless otherwise provided in the proxy. Each proxy is revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. For the avoidance of doubt, an Assignee shall not be entitled to vote.

Class B Members will have no right to vote on matters presented to the Company Members; however, the Managers may, in their sole discretion, put certain matters to a vote of the Class B Members.

Distribution Rights

Distributions of Company property, including Available Cash, may be made in Management's sole discretion following a determination by the Manager that the Company has cash on hand that exceeds the anticipated needs of the Company.

B. Until approved in accordance with this Section 5.03, Distributions of profits, losses, or return of capital may be withheld to accomplish the Company's business purposes as may be established from time to time.

C. Subject to this Section 5.03, Available Cash resulting from the normal business operations of the Company will be distributed among the Members pro rata in accordance with their respective Percentage Interests.

Right to Receive Liquidation Distributions

All distributions in kind to the Members will be subject to each distributee's liability for costs, expenses, and liabilities incurred or committed to before the termination date. Those costs, expenses, and liabilities will be allocated to the distributee in accordance with this Section 12.02. Distribution of cash and/or property to a Member in accordance with this Section 12.02 constitutes a complete return to the Member of his or her Capital Contributions. Additionally, it constitutes a complete distribution to the Member of his or her Membership Interest and all the Company's property. It also constitutes a compromise to which all Members have consented within the meaning of Section 101.154 of the BOC. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

What it means to be a Minority Holder

What it means to be a minority Class A Membership Units:

In our Company, the class and voting structure has the effect of concentrating voting control with a few people, specifically the founders along with a small number of Class A Members. As a result, these few people collectively have the ability to make all major decisions regarding the Company.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into stock.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Revenues went from $726K in 2016 to $1.195M in 2017 (64% increase) while cost of goods increased from $564K to $1.033M (83% increase). The difference was due to internal R&D spending of $100K in 2017 for ideas and protypes to expand the offerings of SavvyTech. The result was Good Citizen Network, a market network idea and prototype. We filed IP subsequently in 2018 and started the GCN project internally.

Operations

Although enabling, empowering, and inspiring givings through the network are the goals of the network, the Company's wholly owned operating subsidiary Good Citizen Network will need a steady stream of revenue to grow, improve, and sustain the network to ensure longevity and success. The key business model of the Company can be subdivided into three parts: (1) the premium SaaS subscription business model, (2) Advertising / PR /Sponsorship business model for companies demonstrated Corporate Social Responsibilities (CSR), and (3) the transaction fee-based business model.

The Premium SaaS Subscription Business Model and Advertising / PR /Sponsorship business model for companies demonstrated Corporate Social Responsibilities (CSR)

Through GCN, charities, non-profits, for-profits, communities, and other organizations post requests for volunteers and donations, requests for help, post articles to introduce the initiatives and post give-back events. In addition, they need to gather and organize their employees' volunteering time and activities within a safeguarded digital platform. Organizations that subscribe to GCN with a premium account can use a variety of services that will grant them easy access to the GCN Users in order to solicit volunteer and donor participation, and to see how their employees are helping their respective communities.

- In the U.S., there are 1.5 million non-profit organizations and 4+ million businesses with employees.

- In the US., for-profit corporations spend over $10 Billion a year (2017 number) in CSR (Corporation Social Responsibilities).

- Premium accounts conversion rate: 10%

- GCN gives organizations a 3 month free signup trial period, average membership fee $50 per month in average for premium membership

The Transaction Fee-based Business Model

GCN will enable member organizations to socialize donation opportunities amongst

GCN users and process their donations.

- Worldwide, the average donation per person is estimated at $192 per year, $16 per month (based on GDP calculation, derived from US per person donation amount).

- Average per person monthly donation in the U.S. is $25.

- Average per person monthly donation globally is $10 (prorated through GDP).

- 10% of GCN users donate through GCN platform.

- GCN charges a 3% transaction fee for donations.

In order to encourage an organization's ongoing subscription, the Company must grow the user base and promote volunteer and donation activities. The Company plans to grow the user base to 4,000 and grow organizations to 40 by December of 2018, grow the user base to 50,000 and grow organizations to 500 by April of 2019, grow the user base to 1,000,000 and grow organizations to 1,000 by the end of 2019. The Company projects the December 2019 revenue to be $300,000 based on the three key business models outlined above. In 2018 and 1Q2019, the Company's primary user and organization outreach efforts will be focused on Texas. In 2Q2019 and onward, the Company plans to go on other states in US and global, with the goal of eventually reaching 20 million users and 200 thousands organization accounts by the end of 2022. Estimated 2022 revenue is $30M (yearly). Please see the table below for the 5-year financial forecast.

	2018	2019	2020	2021	2022
GCN Users	4,000	1,000,000	5,000,000	10,000,000	20,000,000
GCN organizations	40	10,000	50,000	100,000	200,000
Total Revenue	$ -	$ 300,000	$4,000,000	$10,000,000	$30,000,000
Total Cost	$600,000	$ 3,500,000	$5,000,000	$9,500,000	$25,000,000
Product development and	$	$			

maintenance	250,000	1,500,000	$2,500,000	$5,000,000	$12,000,000
Marketing and Sales	$200,000	$1,200,000	$1,500,000	$2,000,000	$8,000,000
Cost of revenue	$150,000	$800,000	$1,000,000	$2,500,000	$5,000,000
Profit/Loss	$(600,000)	$(3,200,000)	$(1,000,000)	$500,000	$5,000,000
Total Full Time Employees (FTE) Projection		17	26	50	95
FTE- IT and support		10	16	30	60
FTE - Marketing and Sales		5	7	15	25
FTE - misc.		2	3	5	10
Revenue per employee		$ 17,647	$ 153,846	$ 200,000	$ 315,789

Capital Expenditures

The Company expects to make capital expenditures as it finances various projects including the ongoing capitalization of the Operating Company. Decisions regarding the terms and conditions of such capital expenditures, including the capitalization of the Operating Company, will be made in sole and absolute discretion of the Company's Officers.

Trends and Uncertainties

After reviewing this Form C, potential Investors should consider whether the achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delay in taking the steps outlined above.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached in Exhibit.

Business Model and Financial Milestones

Business Model

We want Good Citizen Network to be around for a long time. Although good deeds and volunteering are the goals of the network, we will need a steady stream of revenue to grow, improve, and sustain our network to ensure longevity and success. Like any entity, we will need money to sustain our services and management, as well as funding for future improvements.

The key business model of GCN can be subdivided into three parts: the premium subscription business model, the corporate PR/sponsorship model and the transaction based Business model.

The Premium Subscription Business Model

Charities, non-profits, for-profits, communities, and other organizations need to post requests for volunteers and donations, and requests for help. In addition, they need to gather and organize their employees' volunteering time and activities within a safeguarded digital platform. Organizations that subscribe to GCN with a premium account can use a variety of services that will grant them easy access to GCN Users to solicit volunteer and donor participation, and to see how their employees are helping their respective communities.

Corporate Sponsorship Business Model

The GCN platform will enable certain member organizations which demonstrate good corporate citizenship to sponsor GCN and post those organizations' specific positive behaviors and/or stories demonstrate how they help to build community, contribute to the humanity and set a role model for rest of corporate world.

The Transaction based Business Model

The GCN platform will enable users to donate to causes they care. We will charge 3% of transaction fee for donations through our platform. The 3% is the lowest transaction fee in the cash donation market now. With this, we are able to give the most to the needed organizations/causes.

Financial Forecast Summary

We are expecting each business model contribute to approximately one third of total annual revenue.

In order to encourage an organization's ongoing subscription, the Company must grow the user base and promote volunteer and donation activities. The Company plans to grow the user base to 50,000 and grow - organizations to 500 by April of 2019, grow the user base to 1,000,000 and grow organizations to 1,000 by the end of 2019. The Company projects the December 2019 revenue to be $300,000 based on the three key business models outlined above. In 2018 and 1Q2019, the Company's primary user and organization outreach efforts will be focused on Texas. In 2Q2019 and onward, the Company plans to go on other states in US and global, eventually reaching 20 million users and 200 thousands organization accounts by the end of 2022. Estimated 2022 revenue is $30M (yearly). Please see the Figure below for the 5-year financial forecast.

Five years Revenue, Cost, Net Breakdown:

Year	# of Organizations	# of Users	Projected Revenue	Cost and Expenses	Profit and Loss
2018 (Texas)	40	4,000	0	$600,000	$(600,000)
2019 (US + NA)	10,000	1,000,000	$300,000	$3,500,000	$(3,200,000)
2020 Global	50,000	5,000,000	$4,000,000	$5,000,000	$(1,000,000)
2021 Global	100,000	10,000,000	$10,000,000	$9,500,000	$500,000
2022 Global	200,000	20,000,000	$30,000,000	$25,000,000	$5,000,000

Liquidity and Capital Resources

The proceeds from this offering will allow the Company to grow the Network. The Company will need additional capital to enhance the network, business development, to market and grow the network memberships. The Company's ability to continue as a going concern will depend on its ability to raise additional capital in one or more offerings of Units and ultimately its ability to commence profitable operations and achieve positive cash flows. Even after the Company has begun operations, it expects that periodic offerings of Units will be necessary to build or acquire additional assets for the foreseeable future. The Company may not be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of its planned development, which would be detrimental to the Company's business, financial condition and operating results.

Indebtedness

None.

Recent offerings of securities

None

Valuation

$19,000,000.00

Justification for valuation of the company: The market of charity social, information, and donations platforms is a highly fragmented and often siloed endeavor per charitable organization. Often they rely on multiple funding avenues and opportunistic co-promotional programs. However, the Good Citizen Network believes that a centralized social platform will not only present an incredible benefit to our charity partners and volunteers, but is an excellent ongoing business opportunity and a much needed positive missing segment for larger social networking platforms like Facebook and Google. The current post-raise valuation of $19.5 million is based on the working platform (web app and mobile app) , multiple intellectual proprietary provisional patents, current assets and partnerships, strength of our leadership, and the established business of Savvy Tech IT services.   The securities are being offered was determined by the Company's internal calculations and evidenced by an independent third party appraisal. Below are the details: We believe that the ~$19 million pre-money valuation is a close approximation based on good execution of executive goals. The company pre-money valuable is based on the three key inputs. First input is the type of the product we offer, Good Citizen Network is a SaaS based market network. Second input is current revenue of the company. The revenue data was reviewed by an independent CPA. The third input is the projected revenue we expect five (5) year from now. We anticipate that the company's revenue will reach $100M (revenue streams are from both business and consumer, we are a B2B2C business) in 2023 with $15M operating profit. We use an independent third party patented valuation method/calculator provided by "EquityNet" ("http://www.equitynet.com/"www.equitynet.com) and concluded the pre-money valuable as $19 million. In the future, the same appraisal methodology will be applied, on top of which, numbers of registered users and organizations will be factored in as the fourth input.

USE OF PROCEEDS

The Company intends to use the net proceeds of this Offering (1) to develop new features and functions to obtain individual and organizational users; (2) for expenses incurred in order to attract global partners, sponsors, and premium members; and (3) for certain anticipated legal and operational fees and expenses related to our proposed Offering.

The following table lists the expected use of proceeds of the Offering if the Maximum Offering Amount ($1,070,000) is raised.

Use of Proceeds	Portion of Budget	Activities	Amount if Maximum Offering Amount Raised
Product Feature Enhancement	34%	Product enhancement according to customers' feedback	$170,000
Marketing; Sales for Premium Memberships; and Global Expansion	40%	Expenses for attracting US users and US partnerships/sponsorships/premium memberships	$200,000
Legal and Operations	20%	Ongoing legal and operational expenses	$100,000
Intermediary Fees[1]	6%	StartEngine Fees	$30,000
Total[2]	100%		$500,000

Use of Proceeds	Portion of Budget	Activities	Amount if Minimum Offering Amount Raised
Product Feature Enhancement	0%	Product enhancement according to customers' feedback	$0
Marketing; Sales for Premium Memberships; and Global Expansion	75%	Expenses for attracting US users and US partnerships/sponsorships/premium memberships	$7,500
Legal and Operations	19%	Ongoing legal and operational expenses	$1900
Intermediary Fees[1]	6%	StartEngine Fees	$600

Total[(2)]	100%		$10,000

The compensation for services provided by StartEngine Capital is 6%, 8%, 10% or 12% of the total funds raised from US Investors for ACH and wire payments, from US Investors for credit card payments, from international Investors for ACH and wire payments or from international Investors for credit card payments, respectively. We believe 8% represents a good faith estimate of the total amount of compensation to be paid to StartEngine Capital, but the total amount may be higher or lower than 8%.

Total amounts may not be exact due to rounding.

Irregular Use of Proceeds

The Company may alter the use of the proceeds in the event (1) any unexpected or unaccounted for fees or expenses are incurred in connection with this Offering or the proposed Initial Coin Offering; (2) costs for marketing or platform development are overestimated or underestimated, and/or (3) the Company identifies a low to moderate risk core business-related investment opportunity that could increase the value of Company as a going concern (including, but not limited to, revenue growth, market-share growth, profitability growth, and consumer utility improvements).

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors. The Company has certified that all of the following statements are TRUE in connection with this Offering: 1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia ; 2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m or 78o(d)) (the "Exchange Act"); 3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a 3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a 3(b) or 80a 3(c)); 4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in § 227.503(a); 5) The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and 6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Compliance failure

This Offering is the first offering of securities made by the Company, or any company under common control with the Company, pursuant to Regulation Crowdfunding and neither the Company, nor any of its predecessors previously failed to comply with Rule 202 of Regulation Crowdfunding.

Annual Report

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at https://www.savvytech.us/annualreports The Company must continue to comply with ongoing reporting requirements under Regulation Crowdfunding until: 1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; 2) The Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed Ten Million Dollars ($10,000,000); 3) The Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record; 4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or 5) The Company liquidates or dissolves its business in accordance with state law.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Savvy Technology Solutions LLC

[See attached]



Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (818) 330-3550

Independent Accountant's Review Report

Mario Marcel CPA

To Management
Savvy Technology Solutions LLC.
Austin, Texas

I have reviewed the accompanying statements of assets, liabilities and stockholder's equity as of December 31, 2017 and December 31, 2016 for Savvy Technology Solutions LLC. owned by Wenkai Chen (a Limited Liability Corporation) and the statements of revenues and expenses – for the period ended December 31, 2017 and the December 31, 2016 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.



Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (818) 330-3550

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Woodland Hills, California

Monday, July 17, 2018

Savvy Technology Solutions

Financial Statement Summary
For the Period Ending
(unaudited)

	12/31/2017	12/31/2016
Net Income	$19,896	$16,139
Total Liabilities & Equity	**$138,310**	**$118,414**
Net change in cash for period	**$ 33,905**	**$ 11,610**

Please see Independent Accountants Review Report and the Notes to the Financial Statements

Savvy Technology Solutions

Income Statement
For the Period Ending
(unaudited)

	12/31/2017	12/31/2016
Total Revenue	$1,195,648	$726,002
Cost of Revenue	$1,033,147	$564,759
Gross Profit	$162,501	$161,243
Operating Expense		
Research and Development	$19,816	$6,842
Sales, General and Admin.	$115,090	$131,112
Depreciation Expense	800	600
Total Operating Expense	$135,706	$138,554
Operating Income	$26,795	$22,689
Earnings Before Interest and Tax	$26,795	$22,689
Interest Expense	$0	$971
Earnings Before Tax	$26,795	$21,718
Income Tax	$6,899	$5,580
Net Income	$19,896	$16,139

Please see Independent Accountants Review Report and the Notes to the Financial Statements

Savvy Technology Solutions

Balance Sheet
For the Period Ending
(unaudited)

	12/31/2017	12/31/2016
Current Assets		
Cash and Cash Equivalents	$45,515	$11,010
Net Receivables	$90,195	$105,004
Total Current Assets	$135,710	$116,014
Longterm Assets		
Property, Plant and Equipment	$4,000	$3,000
Less: Accumulated Depreciation	($1,400)	($600)
Total Longterm Assets	$2,600	$2,400
Total Assets	$138,310	$118,414
Current Liabilities		
Accounts Payable	$82,825	$78,951
Short-Term Debt	$19,450	$23,324
Total Liabilities	$102,275	$102,275
Owners Equity		
Owners Equity	$4,200	$4,200
Retained Earnings	$31,835	$11,939
Total Owners Equity	$36,035	$16,139
Total Liabilities & Equity	$138,310	$118,414

Savvy Technology Solutions
Statement of Cash Flows
For the Period Ending
(unaudited)

	12/31/2017	12/31/2016
Cash Flows from Operating Activities		
Receipts from customers	$ 1,105,453	$ 620,998
Payments to suppliers and employees	(1,089,398)	(630,312)
Total Cash Flows from Operating Activities	**$ 16,055**	**$ (9,314)**
Cash Flows from Investing Activities		
Property, Plant & Equipment	$ (4,000)	$ (3,000)
Accumulated depreciation	$ 1,400	$ 600
Total Cash Flows from Investing Activities	**$ (2,600)**	**$ (2,400)**
Cash Flows from Financing Activities		
Other cash items from financing activities	$ 19,450	$ 23,324
Total Cash Flows from Financing Activities	**$ 19,450**	**$ 23,324**
Net Cash Flows	**$ 32,905**	**$ 11,610**
Cash Balances		
Cash and cash equivalents at beginning of period	$ 11,610	$ -
Cash and cash equivalents at end of period	$ 45,515	$ 11,610
Net change in cash for period	**$ 33,905**	**$ 11,610**

Please see Independent Accountants Review Report and the Notes to the Financial Statements

Savvy Technology Solutions
STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
for the period January 2016 through December 2017
(unaudited)

	Common Stock		Paid in Capital	Stockholders' Equity
	Shares	Amount		
beginning balance	0	$0.00		
01/01/2016	0	$0.00	$0.00	$16,139.00
12/31/2017	0	$0.00	$0.00	$16,139.00
balance, end of period	0	$0.00	$0.00	$16,139.00

Please see Independent Accountants Review Report and the Notes to the Financial Statements

Savvy Technology Solutions LLC

Notes to Financial Statements December 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is engaged in technology and management consulting. It provides advanced IT architecture, IT Strategy, Cloud enablement and solution delivery services to Government and Commercial Clients.

Use of Estimates

No estimates and assumptions have been made for the period of these financial statements. If estimates and assumptions are used, they will be in conformity with U.S. GAAP that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Balance Sheet Classification

The Company includes in current assets and liabilities retainage amounts receivable and payable under client contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. See independent accountants⬚ audit report.

Inventory

No inventory is currently part of the Savvy Technology Solutions LLC business.

Property and Equipment

Property and equipment will be stated at cost. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2017, there were no impairment losses recognized for long lived assets.

Revenue and Cost Recognition

Revenues from contracts are recognized on the accrual basis of accounting. The accrual basis is used because management considers it to be the best available measure of revenue on the future contracts. The most significant costs will be technical costs to complete the customer services. These costs will increase or decrease based on demand and the increase or decrease could be significant based on the circumstances. Technical costs include migration management services, technical outsourcing, web management services, communications services and data collection services.

Selling, general, and administrative costs will be charged to expense as incurred. Provisions for estimated losses on uncompleted subscription contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, to costs and income are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount is included in revenues when realization is probable, and the amount can be reliably estimated.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities will be included in the financial statements at enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. As of December 31, 2017, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

Evaluation of Subsequent Events

The management of the Company is not subject to any contingencies, lawsuits, loss of a major customer, change in ownership through membership interest etc. or other similar events after the date of the financial statements and as of July 17, 2018, the date this independent review was issued that would require an adjustment. As of January 2018, the company has invested an additional $400,000.00 in the Savvy Technology Solution LLC. and has also acquired an Angel Investor to help support the startup of a new project called Good Citizen Network.

MEMBER'S EQUITY

Capital Account Balances
We have four members that hold capital balances which consist of 19,000,000 Class A member units. No Shares in the company are issued. The members include Wenkai Chen, Ben Chen, Jim Zdun, Mike Minuto. Wenkai Chen owns the highest interest percentage of seventy nine percent (79%) and Ben Chen at twenty percent (20%). The remaining members hold a percentage of one percent (1%) or less.

TRANSACTIONS WITH RELATED PARTY

No related party transactions as of the financial reporting date and through July 10, 2018 which is the date of the audited financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



What's New · Discover Investments · Edit My Campaign · Launch an ICO · Tess B.

Good Citizen Network - a project made by Savvy Technology Solutions is pending **StartEngine Approval.**

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $500K goal
Good Citizen Network - a project made by Savvy Technology Solutions
An Altruistic Market Network
Small OPO
Austin, TX
Social Media
Accepting International Investment

Overview · Team · Terms · Updates · Comments · Share

Good Citizen Network (GCN) - *First-Of-its-Kind Altrustic Market Network*

GCN is a first-of-its-kind, integrated **market social network** that connects nonprofit organizations and communities with current and future volunteers and donors. It is a social network focused on "**giving back**".

With its unique matching capability to push volunteer and donation opportunities to individuals, users can help in no time in a fun and easy to use interface. In-platform chat messaging capability ensures instant connections and creates exponential results for non-profit organizations and communities.

With **GCN's** powerful **Swiping** feature, our mobile app is geared for the younger generation to have "Fun, engaging, social, while doing good" experiences.

GCN is a community of people who care and who want to do good and inspire others to do good. As a proud member of GCN, you know you are a part of a **trusted** and **united network**.

GCN is well positioned to attract **160 million** members (individuals and organizations) **US alone** !! According to the Corporation for National Community Service, 25.3 percent of Americans volunteer, which is 62.8 million volunteers. They average 32.1 volunteer hours per person, per year, which comes to 7.9 billion hours of service, the equivalent of $184 billion. In addition, 50.5 percent of Americans donate $25 or more to charity annually.

The **only** provider of a global connected "do good, inspire others" market network for altruism.

Good Citizen Network
Do Good, Inspire Others
Disruptive Solution in Non-profit/Charity Industry
All About Instant Connections
Volunteer/Donation 3T (Time, Talent, Treasure) Marketplace
Social Network
Market Network For Good Causes
Post, Match, and Connect
SaaS

Good Citizen Network (GCN)

A first-of-its-kind Altruistic INTEGRATED market network that connect, enables, empowers and recognizes members for doing good

Post, Match, & Swipe for Good

Connect non-profit organizations with interested volunteers and donors through matching and swiping.

Visit us: https://goodcitizen.network







Current Stage







News Feed
Recognition
Donation Marketplace
Connection & Communication
Giving Back Events Marketplace
Volunteer Marketplace

We are asking to crowdfund $500K towards our milestone of obtaining 50,000 Registered Users.

The Good Citizen Network team has version 2.0 beta in production. It has the following features:

- Web, iOS, and Android apps.
- Organizations can post the opportunities for volunteers, donations (money and things), give back events and news, and are instantly connected with volunteers and donors through in-platform messaging/chat.
- Users will be able to match and swipe to respond to opportunities or perform on-demand searches. Users can find and follow friends, organizations and opportunities.
- Recognition and Good Deeds Ledger features allow users to send thank you notes, Good Citizen Medallions, track and verify volunteer hours, donations, and recognition activities.

Please visit us at https://goodcitizen.network/

The Offering

$1 USD per Class A Membership Unit

When you invest you are betting the company's future equity value will exceed $19.5M.

Investment Bonuses

For details on the bonus, please see the ***Offering Summary*** *below.*

Current Issues





Non profit organizations have difficulties reaching out volunteers/donors for their needs: **Time, Talent and Treasure** (money and goods).

Individuals **have difficulties finding for-good opportunities that fit their schedule**. In particular, it is hard for busy, younger generations.

Our Solution - GCN Market Network


austin pets alive!

The GCN Mobile App - Match, Swipe and Connect for Good


Match

Curated Discovery: Matching/Swiping



Instant Connection through in-platform messenger/chat


Good Deeds Ledger

Recognition through Good Deeds Ledger


62.6 MILLION VOLUNTEERS
160 MILLION DONORS


Corporate PR/Sponsorship
$10B+
2%

$10B x 2% = $200M

Source


Organizations Market
1.8M+
20%

360K x $50 x 12 = $200M+

Source


Donation Market
$184B
5%

$9B x 3% = $270M

Source

Business Models


Organizations
Subscription
PR/Sponsorship


Individuals
Transaction

Business Opportunities – US alone $600M+ Target


SUBSCRIPTION BUSINESS MODEL

SaaS Subscription - Non Profit Organizations


SPONSOR

Ad From For Profit Organizations' CSR



Transaction Fee for Donation

Future Business/Impact Milestones - Projections


GCN User Growth In Next 6 Months Projection


GCN User Growth In Next 5 Years Projection

Competitive Advantage - Integrated/Disruptive

	Good Citizen Network	givepulse	gofundme	VolunteerMatch	VolunteerHub
TIME/TALENT VOLUNTEER OPPORTUNITY POSTING	✓	✓	✗	✓	✓
TREASURE DONATION OPPORTUNITY POSTING: MONEY, CLOTH, LAND, ETC. EVERYTHING	✓	✗	Partially	✗	✗
NEWS FEED/PUBLISHING PLATFORM	✓	✗	✗	✗	✗
SOCIAL CONNECTIONS – FIND /CONNECT FRIEND WITH OTHER USERS IN THE PLATFORM	✓	✗	✗	✗	✗
INSTANT CONNECTIONS THROUGH CHAT/MESSENGER	✓	✗	✗	✗	✗
MOBILE APP USER PERSONALIZED AND FUN EXPERIENCE – MATCH AND SWIPING	✓	Partially	Partially	✗	✗
ETHICAL LEDGER - VOLUNTEER HOURS, MEDALLION	✓				



| ETC | ✓ | Partially | ✗ | ✗ | ✗ |

80+ years Tech Management team   Entrepreneurs with MBAs   Talented IT team with patents






Savvy Technology Solutions - A Trusted Enterprise

Savvy Technology Solutions was founded in July **2010** with its headquarters in Austin TX. The company provides IT services to Texas State agencies, for-profit, and non-profit organizations, with a focus on IT application development, deployment, maintenance, and support.

We have a solid track record with 25+ customers and has our own proprietary web-based applications.

We are a a profit-generating **trusted social enterprise** that serves **not just to make money** but also to **make a positive social impact**.

Our mission is to build an open, community-driven **market network** that enables **positive connections and interactions** people and organizations.







Market Validation

There were essentially 3 things our customers were really excited about.

The first was the **integrated** aspect of our platform, where we are combining volunteer, item and money donations, news articles, and event postings all on a single platform.

Next was the ability to **stay connected and communicate** with volunteers using the chat features on our platform rather than through email and other manual systems.

And last was **on-platform recognition** and rewards via the ability to send thank you notes and good citizen medallions on our platform.

TRACTION



The Next 10 Years Will Be About "Market Networks"
Invest in "GCN" Market Network Now

Good Citizen Network (GCN)

A first-of-its-kind Altruistic **INTEGRATED** market network that connect, enables, empowers and recognizes members for doing good

Post, Match, & Swipe for Good

Connect non-profit organizations with interested volunteers and donors through matching and swiping.



Closing Remarks

We are creating a movement. GCN users will be proud of belonging to our for-good, altruistic, market network, a platform that enables and inspires them to give and feel good about it. We have professional networks like Linkedin, we have about-me networks like Facebook, and finally we have GCN, an altruistic network that is all about helping others that we want to see grow to millions of users and organizations around the world!



Our Company Launches!
Savvy Technology Solutions, LLC is founded in Austin, Texas

July 2010



Partnership with IBM
Adopting scalable hosting

Feb 2018



Website is LIVE
Launched MVP 1.0

June 2018



Launched on StartEngine

Nov 2018



Achieve 1,000,000 GCN registered users (Anticipated)

Dec 2019



Dec 2017
20th Customer
Providing IT development to 23+ clients



March 2018
IP Filed
Three provisional patents and counting



Oct 2019
V2.0
Web application and mobile application



Dec 2018
Achieve 20,000 GCN registered users (Anticipated)

In the Press



SHOW MORE

Meet Our Team

  

Wenkai (Katherine) Chen

Manager and CEO (July 2010 - Present)
Ms. Wenkai (Katherine) Chen is the Founder of the Company and currently serves as a Manager and CEO. She is a technology enthusiast with strong business acumen after working in the IT domain for more than 23 years. Ms. Chen has led the development, deployment and maintenance of multimillion dollar enterprise IT applications, demonstrating her impeccable execution skills and proven track record. As a seasoned and successful social entrepreneur, she founded the Company in 2010 to provide business solutions to public and non-profit sectors.

Benjamin Chen

Manager and CTO (January 2018 - Present)
Mr. Benjamin Chen currently serves as a Manager and CTO. He is a serious entrepreneur and gifted technologist. He started programming when he was 13 years old and began deriving income from his created program. Soon after, Mr. Chen started his own business which he has operated for the past five years. He is currently studying computer science at the University of Texas at Austin. Mr. Chen previously worked as a full-stack developer and data scientist at IBM and is extensively experienced in providing technical leadership to various project teams.

Mike Minuto

COO (April 2018- Present)
Mr. Michael Minuto currently serves as the COO. Mr. Minuto is responsible for daily company operations, leading product definition, research and development, assisting with business model development and expansion, and assisting to plan and drive the go-to-market strategy. Mike has worked in a variety of software leadership and development roles over the past 28 years, driving many successful consumer product, mobile, web software development, and IT production support and operations projects with large corporations such as IBM, Motorola, National Instruments, and Charles Schwab. From Sep 2016 – Apr 2018 he served as Managing Director and Development Tools Leader at Charles Schwab. Prior to that, he was Senior Software Group Manager at National Instruments from Jan 2011 – Sep 2016.

Offering Summary

Maximum 500,000* Class A Membership Units ($500,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 Class A Membership Units ($10,000)

Company	Savvy Technology Solutions LLC
Corporate Address	100 Congress AVE STE 2000, Austin Texas 78701 USA
Description of Business	Savvy Technology Solutions provides IT services to Texas State agencies, for-profit, and non-profit organizations. The Company's core product, Good Citizen Network (GCN), https://goodcitizen.network, is first-of-its-kind market network for altruism, is the future of this 8+ year old IT company.
Type of Security Offered	Class A Membership Units (the "Securities)
Purchase Price of Security Offered	$1 USD per Unit
Minimum Investment Amount (per investor)	$300

Investment Bonuses

- If you invest **$1,000-$1999** you will receive **5%** additional bonus shares. For example, if you buy 1,000 shares, you would receive additional 50 shares.

- If you invest **$2000+** you will receive a **10%** additional bonus shares. For example, if you buy 2,000 shares, you will receive additional 200.

The 10% Bonus for StartEngine Shareholders

Savvy Technology Solutions LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with > $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class A Membership Units at $1.00 / share, you will receive 10 Class A Membership bonus units, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company may alter the use of the proceeds in the event (1) any unexpected or unaccounted for fees or expenses are incurred in connection with this Offering or the proposed Initial Coin Offering; (2) costs for marketing or platform development are overestimated or underestimated, and/or (3) the Company identifies a low to moderate risk core business–related investment opportunity that could increase the value of Company as a going concern (including, but not limited to, revenue growth, market–share growth, profitability growth, and consumer utility improvements).

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Good Citizen Network - a project made by Savvy Technology Solutions to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

VIDEO DESCRIPTION: GCN Introduction; approximately 90 seconds

VISUAL CONCEPT: Interview snippets and animation

VOICEOVER SCRIPT (213 words)	FEEDBACK
	The video starts out with three real interview snippets (these could be real video footage of 7-10 seconds each or potentially a simpler version with a profile picture and a voiceover in the background of the speaker.)
"There are so many people who need help out there, but it's hard to find out how and where I can contribute my time, talent, and treasure, and in ways that match my schedule and interests."	Potential volunteer speaking Text: Susan, Florida Volunteer
"Our organization needs volunteers and donors, but we need an easier way to connect, engage, recognize, and stay connected with people who want to help."	Charity Org leader speaking Text: Thomas, Charity Director
"I wish social networks were a more positive place where my friends and I could make a difference in the world… together."	A teen speaking Text: Jenna, Texas student
	Animation begins here.
Now there's a way to give back, do good, and inspire others to do the same. It's called Good Citizen Network, or GCN for short.	Introduce cell phone. At first, there's a globe spinning on the screen. If it fits in terms of timing, a fold-out paper doll chain animation can form around the Earth. (Image of people holding hands.) Then the GCN logo appears on the screen.
	Show newsfeed illustration with simplified posts. If possible to use well-recognized partner charities, that would be the best option, but this depends on the relationship with GCN.

Find local and global organizations you can trust, and volunteer for or donate to the causes you care about.

Example ideas:

Habitat for Humanity
Fundraising Picnic in Toronto

Church of Christ

Volunteer Opportunity at Retirement Home

WWF

Donate to Help Sea Turtles

We can show friends commenting one of the posts, i.e.
@Jim Let's do this
(Reply) Alright, I'm in!

And during times of crisis, learn exactly how and where you can take action.

Support Hurricane or Flood Recovery in Our Community
Open post to see more.

Organizations can use GCN to find new volunteers, donations, or other forms of support, give back to the community, keep their communities up to date on current programs and events, and publically recognize their supporters.

First we illustrate an organization with a building (icon imagery). The building moves to the top of the screen, and underneath we introduce icons that support the actions organizations can take in GCN.
First we can show the organizing spreading "news" with a paper MEMO icon, donations with a piggy bank. Time tracking with a clock, Achievements with a trophy.

Individuals can find the perfect volunteer or donation opportunity on GCN, commit to helping in one click, and invite their friends to join in. Keep track of volunteers, manage hours, and achievements with rewards and incentives on the platform.

One individual (avatar) locates a volunteer opportunity on an illustrated map, and symbolically invites others, so more avatars appear at that event.

We can show a paper doll line of volunteers around the imagery of the organization here. Alternatively we can use illustrated avatars again - this is a matter of stylistic preference.

Start giving back... or inspiring the community towards greater involvement with your organization... with the Good Citizen Network.

Introduce Good Citizen Network Logo as it is spoken in voiceover.

Let's make being online all about making a positive and inspiring difference.

Contact Information (Call to Action, go to website, email, or call)

Video 2: GCN Development Status Video September 2018

hi, I'm Mike menudo CEO and co-founder of good citizen Network on behalf of the entire team at GCN I wanted to thank you for expressing interest in our company and provide you with a brief update on our products the good citizen Network team has a released version 1.1 of its web Android and iOS applications into production current features include good deeds feed and social networking features which allow users to post respond to share and manage volunteer and donation opportunities positive news and disaster relief efforts and allow users to find and follow friends and organizations our recognition features allow users to exchange thank-you notes and good citizen medallions and help track and verify volunteer donation and recognition activities and our searching filtering and opportunity email subscription features allow users to find and receive opportunities that fit their interests and schedule here at GCN we are really excited about our product and look forward to delivering more great features in the future thanks for stopping by.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED

COMPANY AGREEMENT
OF
SAVVY TECHNOLOGY SOLUTIONS LLC

This Amended and Restated Company Agreement of SAVVY TECHNOLOGY SOLUTIONS LLC (this "Company Agreement"), dated as of the 23rd day of July, 2018, is adopted by the Managers (as defined below), and executed and agreed to, for good and valuable consideration, by the Members (as defined below).

RECITAL:

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Texas.

WHEREAS, the Company was previously governed by that certain Company Agreement dated as of September 23, 2010 (the "Initial Company Agreement").

WHEREAS, as of the date hereof, as permitted under the BOC, the Members now desire to enter into this Company Agreement to amend and restate the Initial Company Agreement. This Company Agreement supersedes and replaces the Initial Company Agreement in its entirety.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and undertakings contained herein and other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

Article I
DEFINITIONS

1.01   Definitions.   As used in this Company Agreement, the following terms have the following meanings:

A.   "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member's share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year; and (ii) reduced by the items described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

B.   "Adjusted Capital Contribution" means a Class A Member's actual Capital Contributions adjusted as follows:

i. Increased by the amount of any Company liabilities that are either assumed by such Class A Member or encumbered by any Company property distributed to such Class A Member; and

ii. Reduced by the amount of Distributions (including cash and the fair market value of any Company property (taking into account any liabilities on the Property)) made to such Class A Member.

For avoidance of doubt, "Adjusted Capital Contribution" is intended to reflect the actual equity investment of a Member and is to be distinguished from the capital account as discussed in Section 4.05.

C.   **"Assignee"** means a Person to whom a Membership Interest has been transferred by a Member in a transfer permitted by this Company Agreement, or in a prohibited transfer that the Company is required by law to recognize, but who has not become a Member.

D.   "Available Cash" means such cash of the Company as, in the sole discretion of the Managers, is available for distribution to the Members after reasonable provision has been made for the current liabilities of the Company and establishment of reasonable reserves have been allowed for Company operating expenses, repairs and maintenance.

E.   **"Bankrupt Member"** means any Member (a) that (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceeding; (iv) files a petition or answer seeking for the Member a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of all or any substantial part of the Member's properties; or (b) against which, a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law has been commenced and one hundred twenty (120) days have expired without dismissal thereof or with respect to which, without the Member's consent or acquiescence, a trustee, receiver, or liquidator of all or any substantial part of the Member's properties has been appointed and ninety (90) days have expired without the appointment's having been vacated or stayed, or ninety (90) days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

F.   **"BBA Partnership Audit Rules"** means Sections 6221 through 6241 of the Code, as amended by the Budget Act, including any other Code provisions with respect to the same subject matter as Sections 6221 through 6241 of the Code, and any regulations promulgated or proposed under any such Sections and any administrative guidance with respect thereto.

G. **"BOC"** means the Texas Business Organizations Code and any successor statute, as amended from time to time.

H. **"Budget Act"** means the Bi-partisan Budget Act of 2015.

I. **"Capital Account"** means the separate account established and maintained by the Company for each Member and each Transferee pursuant to Section 4.05.

J. **"Capital Contribution"** means any contribution by a Member to the capital of the Company, including an additional contribution as described in Section 4.02.

K. **"Certificate"** means the Certificate of Formation filed with the Secretary of State of Texas by which Savvy Technology Solutions LLC, was organized as a Texas limited liability company under and pursuant to the BOC.

L. **"Code"** means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

M. **"Company"** means Savvy Technology Solutions LLC, a Texas limited liability company.

N. **"Company Minimum Gain"** shall have the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(1). Company Minimum Gain shall be determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 4.05 hereof. In any taxable year in which a Revaluation occurs, the net increase or decrease in Company Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year's book value and the prior year's amount of Company Minimum Gain, and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation.

O. **"Default Rate"** means a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus five (5%) percentage points per annum, compounded monthly, as determined by the Managers, or the highest rate of interest allowed by applicable law (the lower of the two).

P. **"Dissolution"** shall have the meaning set forth in Section 12.01.

Q. "Fair Value" of an asset means its fair market value.

R.   **"Fiscal Year"** means (i) any twelve-month period commencing on January 1 and ending on December 31 and (ii) the period commencing on the immediately preceding January 1 and ending on the date on which all property is distributed to the Members pursuant to Article XII hereof, or, if the context requires, any portion of a Fiscal Year for which an allocation of Profits or Losses or a distribution is to be made.

S.   **"General Interest Rate"** means a rate per annum equal to the lesser of (a) the prime rate as quoted in the money rates section of The Wall Street Journal that is also the base rate on corporate loans at large United States money center commercial banks, from time to time as its prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate, and (b) the maximum rate permitted by applicable law.

T.   **"Income"** and **"Loss"** mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) shall be included in taxable income or loss; (ii) tax exempt income shall be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss shall be subtracted; and (iv) taxable income or loss shall be adjusted to reflect any item of income or loss specifically allocated in Article V.

U.   **"Indemnitee"** means any Manager or officer of the Company and any of their affiliates or their respective members, directors, officers, partners, employees, trustees, or agents.

V.   **"Management"** means the Managers of the Company.

W.   **"Manager(s)"** means the Persons named in this Company Agreement on the signature page herein and any Person hereafter elected as a manager of the Company as provided in this Company Agreement, but does not include any Person that has ceased to be a manager of the Company.

X.   **"Member(s)"** means any Person executing this Company Agreement as of the date of this Company Agreement as a Class A or Class B Member or hereafter admitted to the Company as a Class A or Class B Member as provided in this Company Agreement, but does not include any Person who has ceased to be a Member in the Company.

Y.   **"Member Minimum Gain"** shall have the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain shall be determined by computing for each Member Nonrecourse Debt any gain that the

Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 4.05 of this Agreement. In any taxable year in which a Revaluation occurs, the net increase or decrease in Member Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior year's amount of Member Minimum Gain, and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation.

Z. **"Member Nonrecourse Debt"** shall have the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

AA. **"Member Nonrecourse Deductions"** shall have the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

BB. **"Membership Economic Interest"** means collectively, a Member's share of "Profits" and "Losses," the right to receive distributions of the Company's assets, and the right to information concerning the business and affairs of the Company provided by the BOC. The Membership Economic Interest of a Member is quantified by the unit of measurement referred to herein as "Membership Units."

CC. **"Membership Interest"** means the interest of a Member in the Company, including rights to distributions (liquidating or otherwise), allocations, information, and to consent or approve.

DD. **"Membership Register"** means the membership register maintained by the Company at its principal office or by a duly appointed agent of the Company setting forth the name, address, the number of Membership Units, and Capital Contributions of each Member of the Company, which shall be modified from time to time as additional Membership Units are issued and as Membership Units are transferred pursuant to this Company Agreement.

EE. **"Membership Units"** means Class A or Class B units of membership in the Company a Member receives for property contributed to the Company by that Member, which represent an equity interest in the Company. Units may also be referred to as Tokens.

FF. **"Membership Voting Interest"** means collectively, a Member's right to vote as set forth in this Agreement or required by the BOC. The Membership Voting Interest of a Member shall mean as to any matter to which the Member is entitled to vote hereunder or as may be required under the BOC, the right to one (1) vote for each Class A Unit registered in the name of such Member as shown in the Membership Register.

GG. **"Nonrecourse Debt"** means a Company liability with respect to which no Member bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1(a)(2) and 1.752-2.

HH. **"Nonrecourse Deductions"** shall have the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704.2(d)) during such year reduced (but not below zero) by the aggregate distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

II. **"Partnership Representative"** shall have the meaning set forth in Section 8.01.

JJ. **"Percentage Interest"** of a Member means the portion of the Company's total Membership Units owned by that Member, expressed as a percentage.

KK. **"Person**(s)**"** includes an individual, partnership, limited partnership, limited liability company, foreign limited liability company, trust, estate, association, corporation, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

LL. **"Revaluation"** shall mean the occurrence of any event described in clause (w) through (z) of Section 4.05 of this Agreement in which the book basis of Property is adjusted to its Fair Value.

MM. **"Tax Matters Member"** means the Person designated pursuant to Section 8.01 to represent the Company in matters before the Internal Revenue Service.

NN. **"Transfer"** means, as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition and, as a verb, voluntarily or involuntarily to transfer, give, sell, exchange, assign, pledge, bequest or hypothecate or otherwise dispose of.

Other terms defined in this Company Agreement have the meanings given them.


Article II
ORGANIZATION


2.01   Formation. The Company has been organized as a Texas limited liability company by the filing of the Certificate under and pursuant to the BOC.

2.02   Name. The name of the Company is Savvy Technology Solutions LLC, and all Company business must be conducted in that name or such other names that comply with applicable law as the Management may select from time to time.

2.03   Registered Office; Registered Agent; Principal Office in the United States; Other Offices. The Company's registered office must be maintained in Texas at the address of the registered agent. The Company's registered office need not be a place of business of the Company. The Management may change the registered office, registered agent, or both, by making the appropriate filing with the Texas Secretary of State. The Company's principal office will be at the place the Management designates and need not be in Texas. Company records will be maintained at the Company's principal office as required by Sections 3.151 and 101.501 of the BOC. The Company may have other offices as the Management may designate.

2.04   Purposes and Powers. The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the BOC. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate of Formation of the Company and this Company Agreement.

2.05   Foreign Qualification. Before the Company conducts business in a foreign jurisdiction, the Company must comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. When necessary, each Member will execute all instruments appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions the Company may conduct business.

2.06   Term. The Company commenced on the date the Company's Certificate was accepted by the Texas Secretary of State. The Company will dissolve on the earlier of the following events: (a) the terms set in the Certificate, if any; or (b) any time this Company Agreement may specify.

2.07   Mergers and Exchanges. Subject to the requirements of this Company Agreement, the Company may be a party to a merger, exchange, or acquisition of the type described in Chapter 10 of the BOC.

2.08   No State-Law Partnership. The Members intend that the Company not be a partnership or joint venture for purposes of Texas law. Additionally, no Member will be considered a state-law partner or joint venturer of any other Member. It is intended that the Company will be considered a partnership for federal income tax purposes and the Members will be considered partners for federal income tax purposes only. This Company Agreement may not be construed otherwise.

2.09   Tokenized Units. The Managers may, in their sole discretion, choose to issue digital tokens to represent membership units in the Company. Holders of such digital tokens who are admitted to the Company pursuant to Article III shall be Members of the

Company in the class associated with their digital token. Pursuant to this authority, the Class B Units in the Company shall initially be represented by digital tokens.

Article III
MEMBERS

3.01   Admission of Members.

A.   Initial Members. The initial Members are the Persons executing this Company Agreement as Members when this Company Agreement is adopted.

B.   Additional Members. After this Company Agreement is adopted, additional individuals may be admitted to the Company as Members and Membership Units may be created and issued to those Persons and to existing Members upon the unanimous approval of Management.

3.02   Representations and Warranties. Each Member hereby represents and warrants (and acknowledges, where applicable) to the Company and each other Member that:

A.   Due Execution/No Conflict. Member has duly executed and delivered this Company Agreement and that Member's authorization, execution, delivery, and performance of this Company Agreement do not conflict with any other agreement or arrangement to which that Member is a party or by which it is bound.

B.   No Registration. Member acknowledges that: (i) the Membership Interest held by such Member has not been registered under the Securities Act of 1933, as amended (the "Securities Act"); (ii) such Member must bear the economic risk of its investment in its Membership Interest for an indefinite period of time because the Membership Interests have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available; and (iii) such Member will have no right to cause any registration of its Membership Interest under the Securities Act.

C.   Investment Purposes. Member is acquiring its Membership Interest for investment purposes only, for its own account and not as nominee or agent for any other Persons and not with a view to the sale or distribution of any or all thereof.

D.   Dilution. Each Member acknowledges (1) that Management, in its sole and absolute discretion, may admit additional Members to the Company and issue additional Membership Units in the Company and (2) that such admission of new Members and issuance of additional Membership Units may result in a dilution of the Percentage Interest of existing Members.

3.03   Transfers.

      A.   **Restrictions on Transfers.** Except as otherwise permitted by this Company Agreement, no Member shall Transfer all or any portion of its Membership Units. In the event that any Member pledges or otherwise encumbers all or any part of its Membership Units as security for the payment of a debt, any such pledge or hypothecation shall be made pursuant to a pledge or hypothecation agreement that requires the pledgee or secured party to be bound by all of the terms and conditions of this Section 3.03. In the event such pledgee or secured party becomes the Member hereunder pursuant to the exercise of such party's rights under such pledge or hypothecation agreement, such pledgee or secured party shall be bound by all terms and conditions of this Company Agreement and all other agreements governing the rights and obligations of Members. In such case, such pledgee or secured party, and any transferee or purchaser of the Membership Units held by such pledgee or secured party, shall not have any Membership Voting Interest attached to such Membership Units unless and until the Managers have approved in writing and admitted as a Member hereunder, such pledgee, secured party, transferee or purchaser of such Membership Units.

      B.   **Permitted Transfers.** Subject to the conditions and restrictions set forth in this Section 3.03, a Member may (a) at any time Transfer all or any portion of its Membership Units (i) to the transferor's administrator or trustee to whom such Membership Units are transferred involuntarily by operation of law, (ii) without consideration to or in trust for descendants of a Member; (iii) to any Person approved by the Managers in writing, (iv) to any other Member or to any affiliate or related party of another Member, or (iii) to any Affiliate or Related Party of the transferor. Any such Transfer set forth in this Section 3.03 and meeting the conditions set forth in Section 3.03.C below is referred to in this Agreement as a "Permitted Transfer".

      C.   **Conditions to Permitted Transfers.** A Transfer shall not be treated as a Permitted Transfer under Section 3.03 hereof unless and until the Managers have approved such Transfer as set forth in Section 3.03 and the following conditions are satisfied:

            1.   Except in the case of a Transfer involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer. In the case of a Transfer of Membership Units involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

2.   The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Membership Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Company Agreement with respect to any transferred Membership Units until it has received such information.

3.   Except in the case of a Transfer of any Membership Units involuntarily by operation of law, either (i) such Membership Units shall be registered under the Securities Act, and any applicable state securities laws, or (ii) the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Managers, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

4.   Except in the case of a Transfer of Membership Units involuntarily by operation of law, the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Managers, to the effect that such Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940.

5.   No Person shall Transfer any Membership Unit if, in the determination of the Managers, such transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code.

The Managers shall have the authority to waive any legal opinion or other condition required in this Section 3.03.

D.   Prohibited Transfers. Any purported Transfer of Membership Units that is not a Permitted Transfer shall be null and void and of no force or effect whatsoever; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Managers, in their sole discretion, elect to recognize a Transfer that is not a Permitted Transfer), the Membership Units Transferred shall be strictly limited to the transferor's Membership Economic Interests as provided by this Company Agreement with respect to the transferred Membership Units. In the case of a Transfer or attempted Transfer of Membership Units that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability, and damage that any of such indemnified Members may incur (including, without limitation, incremental tax liabilities, lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

E.   **Rights of Unadmitted Assignees.** A Person who acquires Membership Units but who is not admitted as a substituted Member pursuant to Section 3.03.F hereof shall be entitled only to the Membership Economic Interests with respect to such membership Units in accordance with this Company Agreement, and shall not be entitled to the Membership Voting Interest with respect to such Membership Units.

F.   **Admission of Substituted Members.** As to Permitted Transfers, a transferee of Membership Units shall be admitted as a substitute Member provided that such transferee has complied with the following provisions: (a) The transferee of Membership Units shall, by written instrument in form and substance reasonably satisfactory to the Managers; (i) accept and adopt the terms and provisions of this Company Agreement, including this Section 3.03, and (ii) assume the obligations of the transferor Member under this Company Agreement with respect to the transferred Membership Units; (b) The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the Transferred Membership Units; and (c) Except in the case of a Transfer involuntarily by operation of law, if required by the Managers, the transferee (other than a transferee that was a Member prior to the Transfer) shall deliver to the Company evidence of the authority of such Person to become a Member and to be bound by all of the terms and conditions of this Company Agreement, and the transferee and transferor shall each execute and deliver such other instruments as the Managers reasonably deem necessary or appropriate to effect, and as a condition to, such Transfer.

G.   **Representations Regarding Transfers.** Each Member hereby covenants and agrees with the Company for the benefit of the Company and all Members, that (i) it is not currently making a market in Membership Units and will not in the future make a market in Membership Units, (ii) it will not Transfer its Membership Units on an established securities market, a secondary market (or the substantial equivalent thereof) within the meaning of Code Section 7704(b) (and any Regulations, proposed Regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder), and (iii) in the event such Regulations, revenue rulings, or other pronouncements treat any or all arrangements which facilitate the selling of Company interests and which are commonly referred to as "matching services" as being a secondary market or substantial equivalent thereof, it will not Transfer any Membership Units through a matching service that is not approved in advance by the Company. Each Member further agrees that it will not Transfer any Membership Units to any Person unless such Person agrees to be bound by this Section 3.03 and to Transfer such Membership Units only to Persons who agree to be similarly bound. (b) Each Member hereby represents and warrants to the Company and the Members that such Member's acquisition of Membership Units hereunder is made as principal for such Member's own account and not for resale or distribution of such Membership Units.

3.04   Information.   Agreement to Keep Information Confidential.   The Members acknowledge that, from time to time, they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential. Releasing the confidential information may be damaging to the Company or Persons with which it does business. Each Member must hold in strict confidence any information he or she receives regarding the Company that is identified as being confidential and any written information marked "confidential." The confidential information may not be disclosed to any Person other than another Member, except for disclosures (1) compelled by law, but the Member must notify the Company promptly of any request for that information, before disclosing it, if practicable; (2) to advisers or representatives of the Member or Persons to which that Member's Membership Interest may be Dispose as permitted by this Company Agreement, but only if the recipients have agreed to be bound by restrictions that are substantially similar to the provisions of this Section; or (3) of information received from a source independent of the Company that the Member reasonably believes was obtained without breach of any obligation or confidentiality. The Members acknowledge that breach of this Section may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this Section may be enforced by specific performance.

3.05   Liabilities to Third Parties. Except as otherwise expressly agreed in writing by a Member, that Member will not be liable for the Company's debts, obligations or liabilities.

3.06   Guaranty of Obligations. No Manager or Member shall be obligated to provide a guaranty of the Company's debts or obligations.

3.07   Lack of Authority. No Member (other than a Member who is also a Manager or officer) may act for or on the Company's behalf, contractually bind the Company, or incur any expenditures on the Company's behalf.

3.08   Place and Manner of Meeting. All Member meetings will be held at the time and place stated in the meeting notice or in an executed waiver of the meeting notice. Members may participate in the meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting will constitute a Person's presence at the meeting, except when the Person attends the meeting for the express purpose of stating that the meeting is not lawfully called or convened.

3.09   Conduct of Meetings. All Member meetings will be presided over by the Managers. The Managers may determine the order of business and procedure at the meeting, including regulating of the voting manner and the discussion conduct.

3.10   Annual Meeting. The annual Member meeting to transact all business that may come before the meeting will be held at a time and on a day to be selected by the Manager. Failure to hold the annual meeting at a designated time will not cause a dissolution of the Company.

3.11   Special Meetings. Special Member meetings may be called at any time by the written request of any Class A Member. The request must state the meeting purposes and the matters proposed to be acted on at the meeting.

3.12   Notice. Notice of each meeting must be in writing and state the meeting's place, day and hour, and, in case of a special meeting, the purposes for which the meeting is called. The notice must be delivered not less than ten (10) nor more than sixty (60) days before the meeting date either personally or by mail to each Member entitled to vote at the meeting. Notice may be waived as provided in this Company Agreement. If mailed, the notice will be deemed to be delivered when deposited, postage prepaid, in the United States mail addressed to the Member at the Member's address as it appears on the Company's records.

3.13   Quorum of Members. Unless otherwise provided in the Certificate or herein, the holders of a majority of the Membership Units in the Company represented in person or by proxy will constitute a quorum at a Members meeting.

3.14   Majority Vote; Withdrawal of Quorum. When a quorum is present at a meeting, the majority vote of all Class A Membership Units will decide the matter brought before the meeting. The Class A Members present at a meeting may continue to transact business until adjournment, even if a quorum is no longer present. Class B Members shall have no voting rights except for matters referred to the Class B Members in the sole discretion of the Manager.

3.15   Voting of Membership Units. Each Class A Member is entitled to one vote per Membership Unit owned by the Class A Member on each matter submitted to a vote at a Member meeting. A Class A Member may vote either in person or by proxy executed in writing by the Class A Member or by the Class A Member's authorized attorney-in-fact. No proxy will be valid after eleven (11) months from the date it is executed unless otherwise provided in the proxy. Each proxy is revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. For the avoidance of doubt, an Assignee shall not be entitled to vote.

3.16   Action Without Meeting.

A.   Written Consent for Action Without Meeting. Any action required to be taken or that may be taken at a Member meeting, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, has been signed by all of the Members entitled to vote.

B.   Requirements for Written Consent. Every written consent must be signed, dated and delivered by the Member. The consent will become effective at the time and remain effective for the period specified in the consent. An electronic transmission of a consent by a Member of the Company to the taking of an action by the Company is considered a signed writing if the transmission contains or is accompanied by information from which it can be determined: (1) that the electronic transmission was transmitted by the Member; and (2) the date on which the Member transmitted the electronic transmission. Unless the consent is otherwise dated, the date described in part (2) of the preceding sentence shall be the date on which the consent is considered signed.

3.17   Distribution in Kind. Except as provided by the Certificate or this Company Agreement, no Member may demand a distribution from this Company in any form other than cash, regardless of the nature of the Member's contribution. A distribution in kind may only be made at the discretion of Management.

3.18   Right to Distribution. Subject to the BOC, at the time a Member becomes entitled to receive a distribution, with respect to a distribution, that Member has the status of, and is entitled to, all remedies available to a creditor of the Company.

3.19   Limitation on Distribution.

A.   The Company may not make a distribution to its Members if, immediately after giving effect to the distribution, the Company would be insolvent, determined in accordance with section 101.206 of the BOC. A Member or Assignee who receives a distribution in violation of section 101.206 of the BOC is not required to return the distribution except as required in section 101.206 of the BOC.

B.   For purposes of this section, "distribution" does not include an amount constituting reasonable compensation for present or past services or a reasonable payment made in the ordinary course of business under a bona fide retirement plan or other benefits program.

C.   The Members shall look solely to the assets of the Company for any distributions, including liquidating distributions. If the assets of the Company remaining after the payment or discharge, or the provision for payment or discharge, of the Company liabilities are insufficient to make any distributions, no Member has any recourse against the separate assets of any other Member.

Article IV
CAPITAL CONTRIBUTIONS

4.01   Initial Contributions.

A.   Contemporaneously with the execution by the Member of this Company Agreement, each Member must make the Capital Contributions required for that Member by the Manager. In exchange for his or her contribution, each contributing Member will receive the number of Membership Units corresponding to that Member's Capital Contribution. As of the date of this

Amended and Restated Company Agreement, the Capital Account balances of the Members are set forth in the Membership Interest Table.

B.   The Company is authorized to issue Profits Interests in the sole discretion of the Managers, which Profits Interests shall be subject to such terms and conditions as the Managers determine in their sole discretion. The Profits Interests in the Company granted to the Members, as applicable, are intended to be, and shall be, "profits units" within the meaning of Section 2.02 of Rev. Proc. 93-27 (as subsequently clarified by Rev. Proc. 2001-43), and any provision in this Agreement to the contrary is hereby revised to the extent necessary to cause such interests to be profits interests on the date of their issuance by the Company. Accordingly, if the Company was liquidated immediately after such grant of a Profits Interest, the grantee would not share in any of the liquidation proceeds available for distribution to the Members with respect to such granted Profits Interest. Upon any subsequent grants of any Profits Interests, the Company shall "book up" the capital accounts of all Members immediately prior to the grant of such Profits Interests so as to cause such newly granted Profits Interests to also be "profits interests" within the meaning of Section 2.02 of Rev. Proc. 93-27, as subsequently clarified by Rev. Proc. 2001-43. For income tax purposes, pursuant to Rev. Proc. 2001-43, (i) the Company and each Member shall treat each such Member as the owner of the vested Profits Interests, and unvested invested Profits Interests granted to such Member from the date of grant; (ii) each such Member shall take into account the distributive share of partnership income, gain, loss, deduction, and credit associated with the vested Profits Interests and unvested Profits Interests owned by such Member in computing such Member's income tax liability for the entire period in which such Member owns the Profits Interests (whether vested or unvested) in the Company and upon the grant of a Profits Interest (whether vested or unvested) or at the time that any or all of the awarded Profits Interests become vested; and (iii) neither the Company nor any of the Members shall deduct any amount (as wages, compensation, or otherwise) for the Fair Value of the interest.

4.02   Additional Capital Contributions.   No Member shall be required to contribute any additional Capital Contributions.

4.03   Return of Contributions.   A Member is not entitled to the return of any part of his or her Capital Contributions or to be paid interest with respect to either his or her capital account or his or her Capital Contributions, except as otherwise described in this Company Agreement. A Capital Contribution that is not repaid is not the Company's or any Member's liability. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.04   Advances by Members.   If the Company does not have sufficient cash to pay its obligations, any Members may advance all or part of the needed funds to or on the Company's behalf, with the written agreement of the other Members. An advance described in this section constitutes a loan from the Member to the Company, bears interest at the General Interest Rate from the advance date until the payment date, and is not a Capital Contribution.

4.05   Capital Accounts.   A separate Capital Account shall be maintained for each Member and each Transferee. Each Member's Capital Account shall be (a) increased by (i) the amount of money contributed by such Member, (ii) the Fair Value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752), (iii) allocations to such Member, pursuant to Article IV, of Company income and gain (or items thereof), and (iv) to the extent not already netted out under clause (b)(ii) below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (b) decreased by (i) the amount of money distributed to such Member, (ii) the Fair Value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752), (iii) allocations to such Member, pursuant to Article IV, of Company loss and deductions (or items thereof), and (iv) to the extent not already netted out under clause (a)(ii) above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

In the event any Interest is transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred interest and the Capital Account of each Transferee shall be increased and decreased in the manner set forth above.

In the event of (w) the grant of a profits interest, (x) an additional capital contribution by an existing or an additional Member of more than a de minimis amount that results in a shift in Percentage Interests, (y) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest or a distribution of property other than money or (z) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), the book basis of the Property shall be adjusted to Fair Value and the Capital Accounts of all the Members shall be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment; provided, however, that the adjustments resulting from clause (x) or (y) above shall be made only if (and to the extent) the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

In the event that Property is subject to Code § 704(c) or is revalued on the books of the Company in accordance with the preceding paragraph pursuant to § 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, the Members' Capital Accounts shall be adjusted in accordance with § 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

The foregoing provisions of this Section 3.3 and the other provisions of this Agreement relating to the maintenance of capital accounts are intended to comply with Treasury

Regulation §§ 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event it is determined by the Members that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Management Committee may cause such modification to be made provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company, and the Management Committee, upon any such determination by the Members, is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

Article V
ALLOCATIONS AND DISTRIBUTIONS

5.01   Allocations of Income and Loss.   Income or Loss and Credits for each fiscal year shall be allocated among the Members in accordance with their Percentage Interests. To the extent there is any change in the respective Percentage Interests of the Members during the year, Income, Loss and Credits shall be allocated among the pre-adjustment and post-adjustment periods as provided in Section 5.02.K. below.

5.02.   Special Rules Regarding Allocation of Tax Items.   Notwithstanding the foregoing provisions of Article V, the following special rules shall apply in allocating tax items of the Company:

A.   § 704(c) and Revaluation Allocations. In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. In the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Management Committee in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 5.02.A are solely for income tax purposes and shall not affect, or in any way be taken into account in computing, for book purposes, any Member's Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

B.   Minimum Gain Chargeback. Notwithstanding any other provision of this Article V, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the "Minimum Gain Chargeback Requirement"). A

Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement.

A Member's share of Company Minimum Gain shall be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year shall equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus that Member's aggregate share of decreases resulting from revaluations of Property subject to Nonrecourse Debts. In addition, a Member's share of Company Minimum Gain shall be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest shall be taken into account.

C.   Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article V other than Section 5.02.B, if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

D.   Qualified Income Offset. In the event any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 5.02.D shall be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this Article V have been made.

E.   Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members in proportion to their Percentage Interests.

F.   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

G.   Curative Allocations. Any special allocations of items of income, gain, deduction or loss pursuant to Sections 5.02.B, C, D, E, F and H shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article V, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Article V shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article V if such adjustments, allocations or distributions had not occurred. In addition, allocations pursuant to this Section 5.02.G with respect to Nonrecourse Deductions in Section 5.02.E and Member Nonrecourse Deductions in Section 5.02.F shall be deferred to the extent the Members reasonably determine that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

H.   Loss Allocation Limitation. Notwithstanding the other provisions of this Article V, unless otherwise agreed to by all of the Members, no Member shall be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

I.   Share of Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to such Member's respective Percentage Interest.

J.   Compliance with Treasury Regulations. The foregoing provisions of this Section 5.02 are intended to comply with Treasury Regulation §§ 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event it is determined by the Members that it is prudent or advisable to amend this Agreement in order comply with such Treasury Regulations, the Management Committee, upon being so directed by the Members, is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

K.   General Allocation Provisions. Except as otherwise provided in this Agreement, all items that are components of Income or Loss shall be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items shall be determined on a daily, monthly or other basis, as determined by the Management Committee using any permissible method under Code § 706 and the Treasury Regulations thereunder.

5.03   Distributions.

A.   Distributions of Company property, including Available Cash, may be made in Management's sole discretion following a determination by the Manager that the Company has cash on hand that exceeds the anticipated needs of the Company.

B.   Until approved in accordance with this Section 5.03, Distributions of profits, losses, or return of capital may be withheld to accomplish the Company's business purposes as may be established from time to time.

C.   Subject to this Section 5.03, Available Cash resulting from the normal business operations of the Company will be distributed among the Members pro rata in accordance with their respective Percentage Interests.

Article VI
MANAGEMENT

6.01   Management by Managers.   The management of the business and affairs of the Company shall be under the direction and control of Management, and Management shall have full and complete authority, power and discretion to manage and control the business and affairs of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business. No Member, in his, her or its capacity as such, shall have the authority to act for the Company in any manner and shall have only the rights specifically designated to such Member in this Company Agreement.

The Manager is an agent of this Company for the purpose of its business. The act of the Manager, including executing in the Company's name any instrument for apparently carrying on in the usual way the Company's business, binds the Company. The Company is not, however, bound by the Manager's act if the Manager lacks the authority to act for this Company, and the person with whom the Manager is dealing has knowledge of the fact that the Manager does not have the authority.

6.02   Advisory Board. The Manager may establish an advisory board of members selected by the Manager in the sole discretion of Management. The committee will provide advice and recommendations that the Manager deems useful for the on-going operation of the business of the Company. Any member of the advisory board may be removed at the request of the Manager. The Manager will, from time to time, determine the scope of the advisory board's role in advising the Manager and the frequency in which the advisory committee will meet.

6.03   Compensation for Managers. The Manager will be reimbursed all reasonable and necessary business expenses incurred in the Company's administration.

6.04   Number and Term of Office.

    A.   Number and Qualification of Managers. The number of Managers will initially be two (2). The number of Managers may be increased or decreased periodically at the sole discretion of Management.

    B.   Term of Office. The Managers shall serve indefinitely, unless the Managers resign in the manner provided in Section 6.05 of this Company Agreement or until his or her death or resignation.

6.05   Meetings of Managers. Meetings of the Managers may be held at such time and place as determined by the Managers in their sole discretion.

6.06   Quorum of Managers. A majority of the Managers represented in person or by proxy will constitute a quorum at any meeting of the Managers.

6.07   Majority Vote; Withdrawal of Quorum. When a quorum is present at a meeting, the majority vote of all Managers, each Manager being entitled to one (1) vote, will decide the matter brought before the meeting. The Managers present at a meeting may continue to transact business until adjournment, even if a quorum is no longer present.

6.08   Resignations. The Manager may resign at any time. The resignation must be made in writing and will take effect at the time specified in the written resignation. If no time is specified, the resignation will be effective at the time the Company receives the written resignation. Accepting a resignation is not necessary to make it effective unless the resignation expressly provides that it is necessary.

6.09   Vacancies. In the event of a vacancy, a new Manager may be selected at the sole discretion of Management. A Manager appointed to fill a vacancy will serve in place of the Manager's predecessor. In the event the Company has no Managers, the Managers shall be appointed by the Class A Members.

6.10   Action Without Meeting. Any action required by the BOC or that may be taken at a Manager meeting may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing setting forth the action so taken is signed by the number of Managers required to approve the action at a meeting of the Managers.

Article VII
PROTECTION OF OFFICERS AND EMPLOYEES

7.01   Limitation on Liability. No Manager or officer of the Company shall not be liable for monetary damages or otherwise to any Member, or any other Persons who are bound by this Company Agreement for losses sustained or liabilities incurred as a result of any act or omission to act unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, with respect to the matter in question, such Manager or officer acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that such conduct was criminal.

7.02   Indemnification at the Discretion of the Company. The Company may, in its discretion, indemnify any person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a Manager, officer, employee, agent or serving at the request of the Company as a Manager, officer, employee or agent, as follows:

A.   Such person may be indemnified against penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but, if the proceeding was brought by or in behalf of the Company, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding. However, such person may not be indemnified for obligations resulting from a proceeding in which such person is found liable on the basis that personal benefit was improperly received by such person, whether or not the benefit resulted from an action taken in the person's official capacity; or in which the person is found liable to the Company.

B.   Such a person may be indemnified against obligations resulting from the above-listed proceedings only if it is determined that such person conducted himself or herself in good faith and reasonably believed, in the case of conduct in his or her official capacity, that his or her conduct was in the Company's best interest, and in all other cases that his or her conduct was at least not opposed to the Company's best interests. In the case of any criminal proceeding, an additional determination must be made that such person had no reasonable cause to believe his or her conduct was unlawful.

C.   A determination of indemnification must be made by the Manager who shall not be a named defendant or respondent in the proceeding. In the event the Manager cannot act, such a determination shall be made by one of the following: (i) by special legal counsel selected by the Members who, at the time of the vote, are not named defendants or respondents in the proceeding, or (ii) by unanimous vote of the holders of the Membership Units in a vote that excludes the Membership Units held by persons who are named defendants or respondents in the proceeding.

7.03   Indemnification For Reasonable Expenses. The Company shall indemnify the Manager against reasonable expenses incurred by such person in connection with a proceeding in which such person is a party as a result of his, her or its position as

Manager, if such person has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

Determination as to reasonableness of expenses must be made in the same manner as is the determination that indemnification is permissible, as set forth in Section 7.02C hereof.

The Company may indemnify the Manager, employees, agents, or persons who are, or were, serving at the request of the Company as a Manager, officer, employee, or agent, against such reasonable expenses as set forth in this Section 7.03.

If the Company determines to so indemnify Managers, employees, agents, or persons who are, or were, serving at the request of the Company as a Manager, officer, employee, or agent, against such reasonable expenses incurred as set forth in this Section 7.03, determination as to reasonableness of expenses must be made in the same manner as is the determination that indemnification is permissible, as set forth in Section 7.02C herein. However, if the Company determines to so indemnify such person, and the determination is made by special legal counsel, determination as to the reasonableness of expenses must be made by the Manager who, at the time of the vote, shall not be a named defendant or respondent in the proceeding, or if the Manager cannot act, by unanimous vote of the holders of the Membership Units in a vote that excludes the Membership Units held by persons who are named defendants or respondents in the proceeding.

7.04   Expenses Advanced. The Company may pay or reimburse in advance of the final disposition of a proceeding any reasonable expenses incurred by a Manager, officer, employee, agent, or person serving at the request of the Company as a Manager, officer, employee, or agent who was, is, or is threatened to be, made a named defendant or respondent in such a proceeding after the Company receives a written affirmation by such person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification as set forth in Section 7.01 hereof and a written undertaking by or on behalf of the Member to repay the amount paid or reimbursed if it is ultimately determined that he or she has not met those requirements and a determination that the facts they know to those making the determination would not preclude indemnification under Chapter 8 of the BOC.

Expenses for which such a person may be reimbursed under the terms of this Section 7.04 include expenses incurred in connection with the appearance of such a person as a witness or other participation in a proceeding at a time when he or she is not a named defendant or respondent in the proceeding.

7.05   Insurance.   Upon the approval of Management, the Company shall purchase and maintain insurance on behalf of any person who is or was a Manager, officer, employee, agent, or serving at the request of the Company as a Manager, officer, employee, or agent, against any liability asserted against and incurred by such person in such a capacity or arising out of his or her status as such a person, whether or not the Company would have the power to indemnify such person against that liability under this Company Agreement or the laws of the State of Texas.

7.06   Other Protection and Indemnification. The indemnification provided hereunder shall not be deemed exclusive of any other rights to which such person may be entitled, under any agreement, insurance policy or vote of the Management or Members, or otherwise.

7.07   Notice of Indemnification of or Advance of Expenses. Any indemnification of or advance of expenses to a person in accordance with this Article VII shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members meeting or with or before the next submission to Members of a consent to action without a meeting pursuant to Section 101.358 of the BOC and, in any case, within the twelve-month period immediately following the date of the indemnification or advance.


Article VIII
TAXES


8.01   Tax Returns, Tax Matters Member, Partnership Representative.

A.   The Company shall cause to be prepared and timely filed all Federal, state and local income tax returns or other returns or statements required by applicable law. The Company shall claim all deductions and make such elections for federal or state income tax purposes that the Managers reasonably believe will produce the most favorable tax results for the Members. Wenkai Chen is hereby designated as the Company's "Tax Matters Member," to serve with respect to the Company in the same capacity as a "tax matters partner" as defined in the Code, and in such capacity is hereby authorized and empowered to act for and represent the Company before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Members for judicial review of any adjustment assessed by the Internal Revenue Service. Wenkai Chen does hereby accept such designation.

B.   Effective as of January 1, 2018, or if later, the date that the BBA Partnership Audit Rules are first applicable to the Company, Management must designate one (1) Manager to serve as the "partnership representative" as defined in Section 6223 of the Code, as amended by the Budget Act (the "Partnership Representative"). Wenkai Chen shall be the Partnership Representative unless otherwise removed by the Management. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in all disputes, controversies or proceedings with the Internal Revenue Service, and, in its sole discretion, is authorized to make any available election with respect to the BBA Partnership Audit Rules and take any action it deems necessary or appropriate to comply with the requirements of the Code and to conduct the Company's affairs with respect to the BBA Partnership Audit Rules; provided, however, that, the Partnership Representative shall not settle any such dispute, controversy or proceeding without the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the Class B Member during the "reviewed year" (within the meaning of Code Section 6226 (as amended by the Budget Act)). Each Member and former Member will cooperate fully with the Partnership Representative with respect to any such disputes, controversies or proceedings with the IRS, including providing the Partnership Representative with any information reasonably requested to comply with and make elections under the BBA Partnership Audit Rules; provided, however, that in no event shall any Member (or former Member) be required by any provision of this Agreement to file an amended tax return.

C.   The Partnership Representative will notify and regularly update all Members regarding any audits or inquiries of taxing authorities. To the extent it can, the Company will annually elect out of the BBA Rules.

D.   In the event the Company incurs any liability for taxes, interest, or penalties pursuant to the BBA Rules (the "Tax Payment Amount"), the Tax Payment Amount will be allocated by the Partnership Representative among the persons who were Members of the Company for the year of the adjustment in a manner that reflects such persons' respective interests in the Company in such year, adjusted by taking into account any attributes or actions taken by such persons that resulted in an adjustment in the Tax Payment Amount. In making the allocation of the Tax Payment Amount hereunder, it is the intention of the Members that such allocation be made in the manner that would result in each person being allocated a share of the Tax Payment Amount that is, as closely as possible, equal to the tax liability such person would have with respect to the adjustment giving rise to the Tax Payment Amount if the BBA Rules were not in effect.

E.   For the avoidance of doubt, if any Member or former Member provides information to the Partnership Representative regarding its tax attributes or its amended U.S. federal income tax return for the year of adjustment that directly results in a reduction in the Tax Payment Amount, such Member or former member will receive credit for such reduction in determining its share, if any, of the remaining Tax Payment Amount. The portion of the Tax Payment Amount allocated to a Member or former Member, if any, will be paid by such Member to the Company upon thirty (30) days written notice from the Partnership Representative demanding such payment.

8.02   Tax Elections. Neither the Company nor any Member may make an election for the Company to be excluded from the application of the provisions of Subchapter K of Chapter I of Subtitle A of the Code or any similar provisions of applicable state law. The Partnership Representative must make the following elections on the appropriate tax returns:

A.   to adopt the calendar year as the Company's fiscal year;

B.   to adopt the cash method of accounting and to keep the Company's books and records on the income tax method;

C.   to elect, on any Member's written request, to adjust the basis of Company properties in accordance with Code section 754 if (1) a distribution of Company property as described in Code section 734 occurs or (2) a transfer of Membership Units as described in Code section 743 of the Code occurs;

D. to elect to deduct and amortize the Company's organizational and start-up expenses as permitted by Code section 709(b); and

E. any other election the Partnership Representative may deem appropriate and in the Members' best interests.

8.03. Indemnification of Company, Tax Matters Member, Partnership Representative.

A. Each Member agrees to indemnify and hold harmless the Company from and against any liability with respect to such Member's proportionate share of any tax liability (including related interest and penalties) imposed at the Company level in connection with a Company-level tax audit of a taxable period during which such Member was a Member of the Company, regardless of whether such Member is a member of the Company in the year in which such tax is actually imposed on the Company or becomes payable by the Company as a result of such audit. The Managers shall reasonably determine a Member's (or former Member's) proportionate share of any such tax liability, taking into account the relevant facts and any information provided by such Member that would reduce such liability. The Company may offset a Member's share of any such tax liabilities against any distribution under this Agreement. If not offset against a distribution, the Managers may deliver a written demand for payment to such Member to pay the Company in immediately available funds the amount that the Managers determine is needed by the Company to discharge those obligations and to otherwise pay and reimburse, indemnify and hold the Company harmless with respect to such tax liability. If such a Member fails to timely make the full amount of the required payment to the Company as directed by the Managers, such Member shall pay the Company interest at the Default Rate, on the amount under this Section 8.03 that such Member fails to timely pay. Any amount paid by (or any distribution retained from) a Member under this Section 8.03 will not be treated as a Capital Contribution or otherwise added to the Member 's Capital Account, except to the extent (if at all) the Managers determine that characterization or treatment is necessary or appropriate.

B. A Member's cooperation and indemnification obligations pursuant to this Section 8.03 shall survive the termination of a Member's participation in the Company and the termination, dissolution and winding up of the Company. The Company, the Managers and the other Members may pursue and enforce all rights and remedies that they may have against a Member (including any former Member) under this Agreement, including instituting a proceeding to collect any payments they are owed under this Section 8.03 with interest at the Default Rate, and exercising any other remedies they may have under this Agreement or applicable law.

C.	The Company and the Members specifically acknowledge, without limiting the general applicability of this Section, that the Partnership Representative or the designated individual, if any, shall not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by him in this capacity and shall indemnify the Partnership Representative and the designated individual against any liabilities arising out of such service, as long as the Partnership Representative or the designated individual, as applicable, did not act in bad faith or gross negligence. All out of pocket expenses incurred by the Partnership Representative or the designated individual in this capacity shall be considered expenses of the Company for which the Partnership Representative or the designated individual shall be entitled to full reimbursement.

Article IX
DISPUTE RESOLUTION

9.01	Disputes.	Except as otherwise expressly provided herein, any claim, dispute or controversy of any nature hereunder ("Disputes") will be resolved in accordance with the following Dispute Resolution procedures.

9.02	Mediation. Disputes will be subject to mediation conducted as follows:

A.	Any party wishing to commence mediation will send a written notice of intent to mediate to the other party, specifying in detail the nature of the Dispute and proposing a resolution thereof. Within fifteen (15) calendar days after such notice is received by the other party, if the parties cannot agree on a proposed mediator, one will be appointed by the executive director or functional equivalent of American Arbitration Association ("AAA") or its successor from a list provided by AAA. Each party will designate no more than three (3) representatives who will meet with the mediator to mediate the dispute. Mediation will be commended as soon as the mediators can be scheduled after the other party receives such notice. The mediator will be a person having no conflict of interest relationship with a party.

B.	The mediation will be non-binding. Any non-binding mediation conducted under the terms of this section will be confidential. The cost of the mediation will be borne equally by the parties. Mediation will be a precondition to the filing of any arbitration.

9.03	Arbitration.	All Disputes or controversies arising under or related to this Company Agreement which have not been resolved by mediation shall be arbitrated. In the event arbitration between the parties becomes necessary, such arbitration shall be initiated by either party making a written demand for arbitration on the other party. The arbitrator shall be selected by agreement of the parties, but if no agreement can be reached, the arbitrator shall be appointed pursuant to the procedures of the AAA. Such arbitration shall be conducted under the rules the same as or consistent with the rules of the AAA, but need not necessarily be conducted by that organization, except where applicable federal or state law requires otherwise. The parties expressly agree to be bound by the decision of the arbitrator(s). During the arbitration, each party shall bear its own attorney's fees. Upon an award of the arbitrator, the prevailing party shall be entitled to recover its share of the arbitration costs expended, and all its other costs, including its attorney's fees. In the event the arbitrator fails to render an award within ninety (90) days after submission of the matter for decision, or such longer times as the parties may stipulate, then either party may elect to have all further arbitration proceedings terminated and the matter submitted for judicial resolution. All reasonable costs and fees incurred during the arbitration shall then be awarded by the court to the prevailing party.

Article X
BANKRUPTCY OF A MEMBER

If any Member becomes a Bankrupt Member, the Company has the option to purchase the Bankrupt Member's Membership Units. The Bankrupt Member or his or her representative must sell the Membership Units to the Company if the Company exercises this option to purchase. The Company may exercise its option to purchase by notifying the Bankrupt Member (or his or her representative) before the one hundred eightieth (180th) day after receiving notice of the event causing the Member to become a Bankrupt Member. The purchase price must be an amount equal to the fair market value of the Bankrupt Member's Membership Units. The fair market value of the Bankrupt Member's Membership Units will be determined in the reasonable discretion of the Managers. At its option, the Company may pay the fair market value in four equal cash installments with the first installment due on closing. The remaining installments (together with accrued interest at the General Interest Rate) will be due on each of the first three (3) anniversaries of the closing. The purchase price paid to the Bankrupt Member or his or her representative in accordance with this Article is in complete liquidation and satisfaction of all the rights and interests of the Bankrupt Member and his or her representative (and of all Persons claiming by, through, or under the Bankrupt Member and its representative). This liquidation and satisfaction of all rights and interests includes any Membership Units, any rights in specific Company property, and any rights against the Company and (insofar as the Company's affairs are concerned) against the Members, and constitutes a compromise to which all Members have agreed pursuant to Section 101.154 of the BOC.

Article XI
CONFIDENTIALITY

11.01 <u>Confidential Information</u>. Each Member acknowledges that Company, in connection with its business, has developed and will develop certain confidential and proprietary information. During the term of this Company Agreement, each Member may gain access to trade secrets, or to other confidential or privileged information (collectively "Confidential Information") regarding Company's business activities. Each Member agrees not to use any such Confidential Information during the term of this Company Agreement, except in furtherance of its obligation under this Company Agreement as contemplated herein, or thereafter without the prior written consent of Company.

11.02   Nondisclosure.   Each Member shall not release, disclose, or disseminate any Confidential Information of Company to any other person or entity except upon the prior written authorization of Company. Upon termination of a Member's membership, such Member agrees not to use any Confidential Information or the Company's name, address, or telephone number for any purpose and agrees to promptly return any Confidential Information in his/her possession or control to Company.

11.03   Remedies.   The parties acknowledge and agree that (i) the covenant and restrictions contained in Article XII are necessary, fundamental, and required for the protection of legitimate business interests of Company; (ii) such covenant and restrictions relate to matters that are of a special, unique, and extraordinary character; and (iii) a breach of any such covenant or restrictions will result in irreparable harm and damages to the Company that cannot be adequately compensated by a monetary award. Accordingly, the parties expressly agree that in the event of an actual or threatened breach by the Member of the covenant contained in Article XII, Company shall be entitled to a temporary restraining order or an injunction (or both) to specifically enforce the provisions of Article XII. Further, nothing herein shall be construed as prohibiting compensation to Company for such breach or threatened breach, including (but not necessarily limited to) recovery of damages from the Member and for reasonable attorneys fees.

Article XII
DISSOLUTION, LIQUIDATION, AND TERMINATION

12.01   Dissolution. The Company will dissolve and its affairs will be wound up on the first to occur of the following:

A.   The unanimous vote of Management.

B.   The expiration of any period of duration fixed in the Certificate.

C.   Entry of a decree of judicial dissolution of the Company under Section 11.051 of the BOC.

12.02   Liquidation and Termination.

A.   Liquidator. On the Company's termination, the Managers shall act as liquidator. The liquidator must proceed diligently to wind up the Company's affairs and make final distributions as provided in this Company Agreement and the BOC. Liquidation costs will be borne by the Company. Until final distribution, the liquidator must continue to operate the Company properties with all of the Manager's and Members' power and authority. The steps to be accomplished by the liquidator are as follows:

1.   As promptly as possible after dissolution and again after final liquidation, the liquidator must have a proper accounting prepared of the Company's assets, liabilities, and operations. The accounting must be prepared by a recognized firm of certified public accountants through the last day of the

calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

2.   The Liquidator must mail notice to each known creditor of and claimant against the Company in the manner described in Section 11.052 of the BOC;

3.   The liquidator must pay, satisfy or discharge from Company funds all the Company's debts, liabilities and obligations. The Company's obligations the liquidator must pay include all expenses incurred in liquidation and any advances described in Section 4.04 of this Company Agreement. If a debt, liability, or obligation is not paid, the liquidator must make adequate provision to pay and discharge it. Adequate provision includes the establishment of a cash escrow fund for contingent liabilities in the amount and for the term the liquidator reasonably determines.

4.   All the Company's remaining assets will be distributed to the Members in accordance with and to the extent of their respective Capital Account balances after taking into account the allocation of all Income and Loss pursuant to this Agreement for the fiscal year(s) in which the Company is liquidated.

B.   **Distributions Upon Liquidation.** All distributions in kind to the Members will be subject to each distributee's liability for costs, expenses, and liabilities incurred or committed to before the termination date. Those costs, expenses, and liabilities will be allocated to the distributee in accordance with this Section 12.02. Distribution of cash and/or property to a Member in accordance with this Section 12.02 constitutes a complete return to the Member of his or her Capital Contributions. Additionally, it constitutes a complete distribution to the Member of his or her Membership Interest and all the Company's property. It also constitutes a compromise to which all Members have consented within the meaning of Section 101.154 of the BOC. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

12.03   <u>Deficit Capital Accounts</u>. Upon the Company's dissolution, the Members will not be obligated to contribute a deficit amount, if any, to the Company to bring the Member's capital account balance to zero, and the deficit will not be a Company asset to the extent that the deficit in any Member's capital account is attributable to the Company's deductions and losses (including noncash items such as depreciation), or to the extent that the deficit in any Member's capital account is not attributable to distributions of money in accordance with this Company Agreement to all Members in proportion to their respective Percentage Interest.

12.04   <u>Certificate of Termination</u>. Once the Company assets are all distributed as provided in this Company Agreement, the Company is terminated. Management or an Authorized Member (as defined below) will file the Certificate of Termination with the Texas Secretary of State. They will cancel any other filings made in accordance with Section

2.05 of this Company Agreement and take any other actions necessary to terminate the Company. An "Authorized Member" will be a Member or Members appointed by Management.

Article XIII

GENERAL PROVISIONS

13.01 <u>Amendment or Modification</u>. The powers to alter, amend, or repeal this Company Agreement or adopt a new Company Agreement must be approved by unanimous consent of the Class A Members.

13.02 <u>Checks, Notes, Drafts, Etc</u>. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness issued in the name of or payable to the Company must be signed or endorsed by a designated person appointed by Management. The designated person may be a Manager, officer, Member, or other Person as may be designated.

13.03 <u>Headings</u>. The headings used in this Company Agreement have been inserted for convenience only and do not constitute matter to be construed in interpretation.

13.04 <u>Notice</u>.

    A.   <u>Method</u>. If the BOC, the Certificate, or this Company Agreement require a notice to be given to any Person, and no provision is made as to how the notice must be given, it may not be construed to mean personal notice. The notice must be given in writing or in any other method permitted by law. If given in writing, the notice must be postage prepaid and addressed to the Person at the address appearing on the Company's books. Any notice required or permitted to be given by mail will be deemed given at the time it is deposited in the United States mails. Notice to Persons may also be given by (i) telegram, with the notice being deemed to have been given when the telegram is delivered to the telegraph company and (ii) facsimile, with the notice being deemed to have been given when transmitted.

    B.   <u>Waiver</u>. If the BOC, the Certificate, or this Company Agreement requires notice to be given, a waiver of the notice in writing notice will be equivalent to the giving of the notice. The waiver must be signed by the Persons entitled to the notice and will be valid whether it is signed before of after the time stated in the notice. Attendance of a Person at a meeting constitutes a waiver of notice of the meeting, except where a Person attends the meeting solely to object that the meeting is not lawfully called or convened.

13.05 <u>Entire Agreement; Supersedure</u>. This Company Agreement constitutes the entire agreement of the Members relating to the Company. It supersedes all contracts or agreements made before with respect to the Company, written or oral.

13.06 <u>Effect of Waiver or Consent</u>. The Company may give an express or implied waiver or consent to a specific breach or default by a Person of that Person's obligation to the Company. Any specific waiver or consent is not, however, a consent or waiver to any other breach or default in the Person's performance of their same or other obligations to the Company. A Person's failure to complain of any Person's acts or to declare any Person in default with respect to the Company does not waive that Person's rights with respect to that default until the applicable statute-of-limitations period has run.

13.07 <u>Binding Effect</u>. Subject to the restrictions on Dispositions set forth in this Company Agreement, this Company Agreement is binding on and shall inure to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

13.08 <u>Governing Law; Severability</u>. This Company Agreement is governed by and will be construed in accordance with Texas law. If a direct conflict occurs between the provisions of this Company Agreement and the Certificate, or any mandatory provision of the BOC, the Certificate or the BOC will control.

13.09 <u>Further Assurances</u>. Each Member must execute and deliver any additional documents and perform any additional acts necessary to effectuate this Company Agreement and the transactions contemplated by this Company Agreement.

13.10 <u>Notice to Members of Provisions of this Company Agreement</u>. By executing this Company Agreement, each Member acknowledges that he or she has actual notice of all of the provisions of this Company Agreement and all provisions of the Certificate.

13.11 <u>Counterparts</u>. This Company Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts will be construed together and constitute the same instrument.

The undersigned, being all the Members and the Managers, certify that the foregoing Company Agreement was unanimously adopted by the Members and the Managers as of the date first set forth above.

MANAGERS:

By: _____
Name: Wenkai Chen
Title: Manager and Member

By: _____
Name: Ben Chen
Title: Manager and Member

[Signature Page to Company Agreement of Savvy Technology Solutions LLC]